                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
                         UNDER SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            ULTRASTRIP SYSTEMS, INC.
                        --------------------------------
                 (Name of Small Business Issuer in its charter)


               FLORIDA                                    65-0841549
               -------                                    ----------
(State or other jurisdiction of               (IRS Employer Identification No.)
incorporation or organization)


                 3515 S.E. Lionel Terrace, Stuart, Florida 34996
               ---------------------------------------------------
               (Address of principal executive offices) (Zip Code)

                        --------------------------------

                   Registrant's telephone number: 561-287-4846

        Securities to be registered pursuant to Section 12(b) of the Act:

                                      None
                        --------------------------------
                              (Title of each class)

                                      None
                        --------------------------------
                   (Name of each exchange on which registered)

            Securities to be registered to Section 12(g) of the Act:

                      Common Stock, .01 par value per share
                        --------------------------------
                                (Title of Class)

                                     PART I

Item 1.  DESCRIPTION OF BUSINESS

INTRODUCTION. UltraStrip Systems, Inc. (the "Company") was incorporated in Florida on April 2, 1998 by Dennis E. McGuire. Mr. McGuire had invented an apparatus and a methodology for removing coatings from the hulls of vessels using ultrahigh pressure waterjetting in the early 1990s. In May 1997 he obtained a U.S. patent and in December 1998 obtained a second U.S. patent applying his inventions to robotics, both of which patents are now owned by the Company.

COMPANY OVERVIEW. The Company designs and manufactures environmentally friendly, highly efficient, and cost effective industrial robotics systems. These patented robotic systems address labor, cost, and environmental issues inherent in many industrial processes through advanced technology and a network of strategic, technical and environmental alliances. By reducing labor requirements and creating safer work environments, improving speed and performance, and eliminating or significantly improving the containment and disposal of hazardous industrial waste by-products, the Company's robotic systems can revolutionize numerous industrial processes, including heavy marine coatings removal and above-ground storage tank coatings removal, with potential applications in automotive coatings removal and airport runway rubber removal.

The Company's first commercial application is a patented robotic ultra-high pressure hydro-blasting system used in the heavy marine industry to remove coatings from the hulls of vessels. This unique robotics system, named the M2000, offers a number of benefits over existing paint removal methods, including increasing efficiency of steel surface cleaning, reducing dry dock maintenance time, providing a "green" technology and creating a safer work environment. The Company intends to replace grit blasting, the current industry standard, and become the primary method for coating and rust removal for steel surfaces.

STRATEGIC ALLIANCES AND PARTNERSHIPS. The Company developed the first rudimentary robot used to strip ship hulls. Although this required years of research and development and significant capital investment, the Company recognized early on that it should partner with technology leaders to develop and manufacture a technically superior product and with industry leaders for strategic direction and networking. The Company has aligned itself with environmental leaders that recognize the enormous influence its technology will have on the relationship between shipyards and the world's oceans.

The Company's carefully selected partners and strategic alliances provide immeasurable brainpower and expertise, allowing the Company to develop robotic technologies within a short timeframe. The Company actively develops new relationships as the need and opportunities arise.

R&D ALLIANCES. The Company has established alliances with major robotics industry and engineering organizations. Although these organizations function separately, they are all interrelated, and share information and technology.

         NATIONAL AERONAUTICAL AND SPACE ADMINISTRATION (NASA)

         In addition to advancing its space program, NASA is becoming increasingly focused on commercializing its technologies. To do this, NASA selects companies such as the Company within specific industries for strategic alliances. Other alliances include Ford Motor Co., Caterpillar Inc., Joy Mining Machinery Inc., Deere and Co. among many others. NASA provides technologies derived from its space program, skilled personnel and matching funds. Importantly, NASA directly sponsors the NREC (see below) to realize technological goals. In support of the robotic technologies developed by the Company and the NREC, NASA has committed to matching all funds provided by the Company up to $500,000 per year in 2000 and 2001.

         NATIONAL ROBOTICS ENGINEERING CONSORTIUM (NREC) AND THE ROBOTICS INSTITUTE

         The Robotics Institute at Carnegie Mellon University was established in 1979 to boost the productivity and competitiveness of U.S. businesses within the global marketplace. The relationship between the Company and The Robotics Institute affords the Company exclusive access to the brightest minds in robotics.

         The NREC is a cooperative venture between NASA, the City of Pittsburgh, and the State of Pennsylvania as the commercialization division of The Robotics Institute. Focused on applying advanced automation technologies to create commercial opportunities for American businesses, the NREC brings the Company innovation and engineering expertise. In September 1999, the Company entered into a Development Agreement with the NREC to develop technologies based on the Company's original robotic coatings removal concept. Although the NREC will own the intellectual properties and the patents, the Company has exclusive rights to use and commercialize all co-developed products. In return for exclusive access to the leading edge technologies produced by the NREC, the Company is required to pay the NREC up to $500,000 annually for services rendered. The Company has begun to build on this relationship by co-developing stripping applications for additional industries.

         JET PROPULSION LABORATORY (JPL)

         JPL is managed by the California Institute of Technology and conducts robotics development for NASA and a number of other federal agencies. JPL is the leading U.S. center for robotic exploration of the solar system and has sent its spacecraft to all known planets, except Pluto. JPL works with NASA and NREC to develop the Company's robotic systems.

         Through the establishment of long-term strategic alliances with NASA, The Robotics Institute/NREC and JPL, the Company will be able continually to improve the productivity of its robotic systems, specifically by utilizing advanced robotic vision and positioning technologies. Such technologies will increase performance and simultaneously reduce operator workload.

         The Company, NASA and JPL share a password-protected Website, developed by the Company, which serves as a medium for constant interaction regarding the research and development process and significantly condenses time to market.

MANUFACTURING PARTNER

         BRADGATE CONTAINERS LTD.

         Based on a 10-year relationship, the Company entrusts its systems integration to Bradgate, a market leader in the field of containerized and noise control equipment. With customers as diverse as North Sea oil rig operators and a TV consortium in Egypt, Bradgate has built a world-wide reputation on high quality, cost-effectiveness and ISO 9001 certification. Known worldwide for its innovativeness, Bradgate has been instrumental in the back-end design of the M2000 system.

SALES AND MARKETING PARTNERS

         BROWN & ROOT SERVICES

         The Company and Brown & Root Services, the government contracting arm of FORTUNE 100 Halliburton Company (NYSE: HAL), have committed to work together to convert the world's military and commercial shipyards to the Company's robotic hydro-blasting technology. Brown & Root Services performs $700 million worth of services for the U.S. government annually, mostly for the Departments of Defense and State. Brown & Root specializes in program management, design, construction, construction management, and logistics support services. Its maritime experience ranges from majority ownership and operation of a nuclear submarine repair facility, through construction of a U.S. Navy base, port expansion, commercial port modernization and upgrading, all the way through port management.

         With 100,000 employees located in 137 countries and in excess of $16 billion in annual revenue, Brown & Root Services, together with its parent, is uniquely positioned to offer clients in the shipyard and military vehicle market segments a full service, turn-key solution to their coatings removal issues. Brown & Root Services will serve to accelerate the Company's access to the marketplace, broaden and deepen our offerings, and significantly improve our ability to deploy and support our systems on a worldwide basis.

         WALLEM GROUP LIMITED

         Wallem is a giant in the maritime industry with a history that dates back almost 100 years. Wallem is a global company with offices throughout Asia and Australia, the Middle East, Europe, North and South America. It is engaged in ship owning, ship and cargo brokering, ship management, ship agency, freight forwarding, shipyard and marine equipment services and industry specific information technology. It owns and operates over 130 supertankers (many measuring the size of four football fields) and employs an international labor force of seafarers numbering over 3,000. Wallem is known for initiating many of the industry's innovations and changes, such as using virtual reality 3-D modeling for ship management.

         The Company has entered into a strategic alliance with Wallem whereby Wallem will provide all of the Company's management and marketing for its contract services in the heavy marine industry. As a result of Wallem's expertise and renowned reputation for excellence, the Company now has immediate access to every facet of the industry and can be confident that its products will be well represented in virtually every dry dock in the world.

         T.A.S.T. CORPORATION

         T.A.S.T. Corporation has formed an alliance with the Company to assist in the marketing of the Company's robotic hydro-blasting equipment. The president of T.A.S.T. Corporation, Al Stanford, has more than 40 years of professional experience in the marine industry. T.A.S.T. is currently the exclusive U.S. representative for the following shipyards:

         o  Dubai Dry Docks
         o  Cammell Laird
         o  Colonna's Shipyard, Norfolk, VA
         o  Estaleiro Promer in Brazil
         o  Houston Ship Repair
         o  Kwong Soon Eng. Company, Ltd., in Singapore
         o  Vancouver, Canada Shipyards

         T.A.S.T. will market the Company's robotic equipment to the shipyards it represents, as well as to other interested parties.

         PROJECTS INTERNATIONAL

         The Company has entered into an agreement with Projects International, a Washington, D.C. based consulting firm, to facilitate entry into Asian markets. The mission assigned to Projects International is to align a strategic partner with the Company that is also willing to invest in the Company. Projects International will also use its best efforts to convert the world's shipyards to robotic technology.

         The Projects International strong record of success comes from its unique combination of proven business expertise with a sophisticated understanding of U.S. and foreign government decision-making with a focus on action to achieve business results. Projects International has worked in over 50 countries with many of the best-known and successful companies in the world, such as Boeing, IBM, Chrysler, NEC, Shell Oil, 3M, and Time Warner.

STRATEGIC ALLIANCES

          CARNIVAL CRUISE LINES

          Carnival Cruise Lines (NYSE: CCL) has entered into a strategic environmental alliance with the Company to work together to protect the environment. Carnival has agreed to use the Company's patented robotic technology for coatings removal on the hulls of its vessels, thereby helping to protect the world's oceans by reducing grit usage.

         OCEAN FUTURES SOCIETY

         Ocean Futures Society is an international nonprofit organization founded by Jean-Michel Cousteau and wireless communications pioneer

         Craig McCaw. Ocean Futures reaches out to people around the world to help them understand our global water system and to take personal responsibility for the restoration and preservation of precious marine habitats, and the protection of the ocean and its inhabitants. Ocean Futures is also the caretaker for Keiko, the whale star of the movie, FREE WILLY, who has been returned to his home-waters off Iceland for reintroduction into the wild.

         In support of its commitment to the environment, the Company will donate two percent of its annual gross revenues directly to Ocean Futures to protect the oceans from environmental contaminants and hazardous substances. According to Cousteau, "UltraStrip's commitment to donating funds to support the environment will have a major impact on improving the world's oceans for generations to come."

INDUSTRY AND MARKET OVERVIEW. While there are many transportation modes for the worldwide distribution of goods, such as truck, rail, and air, 95% of the world's cargo volume travels by ship. Because the shipping industry is faced with very low margins and very high capital requirements, most successful players are focused on operational efficiency. Additionally, as a critical factor in the velocity of global supply chains, shipping companies are relentless in maximizing time at sea and minimizing down time, from cargo loading and unloading to routine repair and maintenance work.

The first market the Company has entered is the shipbuilding and repair industry, which involves the building and repairing of ships, barges, and other large vessels. According to Wallem Shipmanagement, ship owners and ship managers, by regulation, must schedule their vessels for dry-dock twice in a five-year cycle for maintenance and repairs. This dry-docking occurs in large shipbuilding and repair yards throughout the world. Large shipyards account for a disproportionate share of the industry's employment and sales and are frequently massive government-owned or subsidized operations employing thousands of workers.

         INDUSTRY TRENDS

         o The shipyard repair industry is characterized by over-supply, which has led to financial difficulties and increased competition. Reducing costs and remaining price competitive will be critical to shipyard survival. The solution for shipyards is to minimize the amount of labor and coal slag grit utilized by the yard and to utilize highly differentiated, high production robots instead.

         o The military market has a strong effect on shipyards worldwide. U.S. shipbuilding and repair facilities, in particular, are highly dependent on the U.S. military.

         o The U.S. shipbuilding and repair industry has been losing market share because of heavy overseas competition and the subsidies many nations provide to their domestic shipbuilding and repair industries.

         o Government subsidies are provided to serve domestic economies and militaries. Maintaining a shipbuilding industrial base helps to safeguard a nation's control over the shipment of its products to foreign markets and ensures that it will have the means to maintain, repair, and reconstruct its merchant or naval fleets, especially in a time of national emergency.

         o Because of these externalities, the industry does not follow traditional supply and demand economics.

          In order to survive in this competitive industry, it is imperative for shipbuilders and ship repairers to focus on cost-saving innovations to improve profitability. Also, with the oversupply of industry capacity, ship owners and managers are able to demand high-quality services, such as quick turn-around times and high performance standards. These trends highlight the industry need for the Company's M2000 robotic system.

         In March 2000, the International Maritime Organisation, an agency of the United Nations, adopted a global antifouling resolution -- I.M.O. Resolution A.895 (21) -- to ban the application of antifouling (pesticidal) coatings by 2003. The resolution calls for the complete removal of antifouling coatings from the hulls of all ships by 2008. Because virtually all ships currently use these coatings, the Company expects compliance will substantially increase demand for the Company's solution.

         MARKET SIZE

         There are over 3,000 shipyards in the world, and at least 75 percent of those offer ship repair services. These shipyards service the 90,000 ships in the world fleet and the approximately 2,000 new ships that are built each year. Each of these ships will be stripped at least 10 times during its lifetime. The Company's initial target market consists of the 500 largest shipyards worldwide with an average of four dry docks each, for a worldwide total of more than 2,000 dry docks for large ships. Each dry dock will be targeted to employ at least two of the Company's robotic systems. The target market sales potential is over $10 billion.

THE PROBLEM. The process of removing coatings from surfaces such as ship hulls is labor and time intensive. It is also an unavoidable part of ship maintenance. After covering miles and considerable time in harsh conditions, all ships require both repairs and preventative maintenance. Thus, ships schedule dry dock time every one to three years, when they are steered into a dock that is drained of water in order to provide access to the entire ship.

A vital step in the repair/maintenance process is the stripping of coatings from the ship's hull. Ship hull coatings are made up of multiple layers of paints (conventional and epoxy anticorrosives along with pesticide-containing antifoulings). Anticorrosives and antifoulings protect the hull of the ship. Pesticides are used to kill off targeted sea life, such as barnacles, algae, and weed, which attach to the hull's surface, cause surface damage and slow down the speed of the ship. These coatings need to be frequently stripped and reapplied to maintain the integrity of the hull and to maintain efficiency.

Large ships consume a tremendous amount of fuel in a single trip. Stripping rough, fouled and corroded surfaces ensures a smooth bottom, allowing for the most efficient operation. For example, if a large oil tanker's bottom surface were to slow the vessel by just one nautical mile per hour for a given amount of engine power, it would burn approximately 1,600 metric tons more fuel on a round-trip voyage from the United States Gulf Coast to the Eastern

Mediterranean. This additional fuel would cost the ship owner over $100,000. As a result, it makes economic sense for ship owners to maintain a smooth, painted hull.

Further, the economic cost to a ship owner when a vessel is out of service for maintenance reasons is enormously high. Thus, shipyard owners are under pressure to minimize the time that a vessel is in dry dock and maximize a vessel's income producing usage. Wallem Shipmanagement anticipates the utilization of the Company's robotic equipment may decrease dry docking time by up to 50% per vessel. Such a decrease in down time will significantly increase fleet capacity without the need for new capital investment.

          EARLY SOLUTIONS

          1.  Grit Blasting

 Historically, bottom paint was stripped using "sandblasting" or "grit blasting", a process in which laborers with sandblasting guns are positioned on a lift that is maneuvered around the hull of the ship as the crew strips the paint. This technique has a number of serious disadvantages that affect efficiency, profitability and the environment:

         o Grit blasting creates a toxic dust that precludes other maintenance work from being performed until the stripping process is complete, resulting in extended time in dry dock.

         o Grit blasting causes premature damage to the hull. The hull's surface (on a microscopic level) is not completely smooth, but rather made up of small peaks and valleys; grit blasting causes damaging salt and chloride to become lodged in the valleys, resulting in corrosion.

         o Grit costs between $60 and $110 per ton. Coatings removal on an average ship requires approximately 2,000 tons of grit.

         o Grit blasting creates enormous amounts of toxic grit that must be hauled and disposed of at a toxic waste dump at a great expense to the shipyard. Grit blasting a small ship results in over a million pounds of waste; GRIT BLASTING A SUPER TANKER CREATES OVER 5 MILLION POUNDS OF INDUSTRIAL WASTE.

         o  Airborne paint and grit media can damage a worker's skin and lungs.

         o Toxic and pesticidal coatings and the grit medium used are released into the air and oceans surrounding the dry dock, killing the reefs and marine life.

         o Many shipyards around the world, particularly in less developed countries, disregard environmental regulations and routinely dispose of toxic grit improperly. In some cases, toxic dumping has resulted in environmental disasters, although in the majority of cases improper disposal of grit has caused slower, more insidious damage to the world's oceans and coastal estuaries.

         o Shipyards and contractors may also face significant legal liability for the pollution they create as a result of current grit blasting practices. The New York State Attorney General brought an action in February 2001 against a grit blasting contractor to the Brooklyn Navy Yard, seeking to hold it financially liable for the pollution created by grit blasting.

         Despite these obvious disadvantages, grit blasting remains the primary method used for stripping the hulls of ships, primarily for lack of a viable, cost-effective alternative -- until now.

         2. MANUAL HYDRO-BLASTING

Company founder Dennis McGuire pioneered a new technique using high-pressure pumps and persons with shoulder-held guns that produce a very high-pressure water stream capable of stripping paint. This approach, called manual hydro-blasting, creates no toxic dust. Instead, the water falls to the dry dock floor and is not collected. The process avoids the expense of acquiring, removing, and properly disposing of toxic grit. Hydro-blasting cleans metal more completely than sandblasting, allowing newly applied paint to adhere significantly better to the metal, extending the life of bottom paint anticorrosives from approximately two years to seven years or more.

Although the advantages of manual hydro-blasting are significant, Mr. McGuire recognized early on that this technique has several limitations:

         o A worker with a hydro-blasting tool took longer to strip a given amount of surface area than a worker with a sandblasting tool.

         o Efforts to increase production rates by increasing the water flow rate or pressure thrust from a hydro-blasting tool made it impossible for the average worker to control the tool.

         o Collecting the water immediately after it had been `blasted" at the hull of the ship proved to be difficult, making it hard to prevent toxic chemicals, present in the removed paint, from leaking into surrounding seawater.

         o Surface coating stripping using traditional methods is a highly labor intensive, environmentally damaging process, presenting the Company with tremendous opportunity to become a pioneer in robotics.

ROBOTICS - THE ULTRASTRIP SOLUTION. Mr. McGuire identified that the most effective and efficient stripping solution would be to eliminate grit as a removal medium while simultaneously minimizing the direct human labor involved. The objective was to increase productivity by designing and developing a robot capable of maintaining contact with the hull of the ship, while using much larger, redesigned hydro-blasting jets, higher water pressure, and higher water flow rates.

After experimenting with a variety of possible solutions, Mr. McGuire invented and filed patents in 1995 and 1996 on an innovative, magnetically attached robotic system capable of stripping paint from the hull via a remote joystick. He continued to enhance and develop this concept, and in 1997 and 1998, Mr. McGuire was awarded patent protection for his robotic hydro-blasting technology. In 1998, Mr. McGuire assigned ownership of the patents to the Company.

THE ULTRASTRIP ROBOTIC HYDRO-BLASTING SYSTEM. With its patented technology, the Company has developed the first commercially available robot in the maritime industry. The Company's M2000 robotic hydro-blasting system is designed to strip coatings from the hulls of ships in dry dock. The titanium and aluminum robot attaches to the hull using a patented magnetic wheel system and is controlled or monitored via remote operator.

The paint removal process performed by the robotic system is accomplished through an ultra high-pressure pump which provides water to the robot while a vacuum filtration system captures paint chips and water, separates particulates from the waste water and re-circulates clean water back to the high pressure pump in a closed loop system. The relatively minimal waste is then disposed in sealed drums that can be easily incinerated. The robotic hydro-blasting system is comprised of three major components:

         o The ultra high-pressure pump is powered by a large diesel engine, propelling high volumes of water per minute, at a pressure of up to 40,000 pounds per square inch.

         o The robotic system is controlled by a joystick, enabling remote controlled mobile hydro-blasting. The M2000's magnetic wheels adhere to steel surfaces while its independent suspension permits it to traverse ship hulls at high speeds. The robotic hydro-blasting system can cut swaths between 12 and 48 inches wide, moving 360 degrees, and is capable of removing coatings from 1,000 to 3,000 feet per hour.

         o The vacuum filtration system is powered by a second, smaller diesel engine driving a vacuum, centrifuge and filtration system. The system captures the contaminated coatings, separates particulate contaminants from wastewater and recycles the water into the pump. The filtration system is a closed loop, ensuring zero discharge into the environment.

The Company's M2000, functioning at an average rate of 2,000 square feet of coatings removal per hour, is equivalent to approximately 20 workers using hydro-blasting or sandblasting tools. However, the M2000 and a team of two to three dry dock operators cost significantly less than the man-lifts and blasting equipment required for the 20 equivalent workers used in grit and hydro-blasting. Most importantly, substantial cost savings over grit blasting are also realized from the elimination of the purchase and disposal of the grit itself.

The M2000 system fits in marine certified shipping containers, making it easy to ship, transport and store.

COMPETITIVE ADVANTAGES. In addition to establishing itself in an industry with high barriers to entry, the Company's robotic hydro-blasting system has significant, sustainable competitive advantages that set it apart from competing technologies and direct competitors:

BARRIERS TO ENTRY

         o THE PATENTS HELD BY THE COMPANY ARE BROAD - This leaves very little room for competitors to create similar technologies. For example, the Company's patents include the use of magnetic wheels on a paint stripping robot, making it impossible for a competing technology to create a similar machine with magnetic wheels (a key feature of the Company's system).

         o EXCLUSIVE LICENSES TO ADVANCED TECHNOLOGIES - The Company enjoys EXCLUSIVE LICENSES to any technologies developed by robotics experts including JPL, NASA, and the NREC that are applicable to paint stripping.

         o CAPITAL INTENSIVE DEVELOPMENT - The development of a similar technology would require a huge capital investment and would have an uncertain outcome because of the Company's patent protection.

         o DEVELOPMENT TIME - In addition to capital, it could take years for competitors to develop robotic technologies that compete with those developed by the Company.

         o TURN-KEY SOLUTIONS -The Company's extensive strategic alliances enable the Company to offer shipyards comprehensive turn-key solutions that other market entrants would have a difficult time matching.

         o INTIMATE INDUSTRY KNOWLEDGE - The Company and the M2000 are borne out of 10 years of industry experience, learned from the bottom up.

ENVIRONMENTAL ADVANTAGES

"Coral reefs are considered to be the key to tropical ocean ecosystems, and marine scientists warn that their decline could be a prelude to widespread ecological damage" -CNN.com, March 1999

According to the World Resources Institute, nearly 60 percent of the Earth's coral reefs are threatened by human activity, and the loss of resources associated with those reefs will have an extremely negative impact on the global economy. In fact, at the current rate of destruction, 70 percent of the world's coral reefs will be destroyed within our lifetime. Beyond the coral reefs, the world's oceans cover over 70 percent of the Earth's surface. These oceans contain an unimaginable diversity of life that has developed over millions of years. This diversity of life, and specifically, the biological wealth of coral reefs, are highly threatened by human activity, such as marine pollution and coastal development.

Paint stripping and painting activities in shipyards represent a significant source of marine pollution. Washwater from paint stripping contains extremely high levels of metals and toxins from removed paint. This toxic waste destroys local sea life and runs out into nearby bodies of water, threatening the world's oceans.

The M2000 system can completely eliminate the environmental damage that occurs from paint stripping by grit blasting.

         o Grit blasting used on the average vessel generates between one and five million pounds of grit contaminated with hazardous chemicals from the vessel's coating. Spent grit must be disposed in landfills, subjecting vessel owners to long-term exposure to potential environmental liabilities, in addition to the actual harm caused to local communities.

         o Expensive coal slag, the primary material used in grit blasting, transforms into airborne dust, which is regulated by the federal Clean Air Act.

         o Under the federal Clean Water Act, polluters of virtually any watershed can be fined and/or sued by national and state agencies. Non-governmental parties can also sue polluters, resulting in civil lawsuits and fines from even miniscule amounts of pollution.

INCREASED EFFICIENCY AND PROFITABILITY

o The M2000's magnetically attached wheels and independent suspension enable the robot to traverse an entire vessel at a very fast speed, resulting in increased productivity and faster dry dock turnaround time. Competing automated systems are moved around the vessel or storage tank by cables and pulleys or a fixed arm in the dry dock, which results in lower overall production rates. For example, the M2000 can strip coatings up to the rate of approximately 3,000 square feet per hour. The closest competing machinery, the "Dockmaster" made by Hammelmann (see "Competition"), strips coatings at a rate of approximately 500-1,000 square feet per hour, while other competitors have even lower rates.

o Hydro-blasting with the M2000 improves paint adhesion 200% over other stripping methods.

o Shipyards can perform other repair work on the ship concurrently with coatings removal using the M2000, while no other repair work can occur on the ship during grit blasting. This reduction in time for the entire repair and maintenance dry docking will effectively create additional docking capacity for shipyards and additional shipping capacity for ship owners by increasing the amount of available docking and shipping days.

o The Company's robotic hydro-blasting systems can remove a 12 - 48 inch swath during the cleaning process. Competing systems can only remove a 6-12 inch swath during the cleaning process.

o Many other systems require the purchase of multiple systems and require numerous operators to equal the production rates of the M2000, increasing management time and overall costs to stripping cost per square foot.

o  The Company's products can be tailored to a customer's specialized needs.

WORKER FRIENDLY ENVIRONMENT

o The joystick controlled robotic vehicle eliminates the use of lifts and scaffolds, reducing the potential for compensable and other work-related injuries.

o Remote operation and the resulting distance from the stripping process avoids the lung damage and skin damage potential associated with grit blasting.

o Robotics introduces skilled labor and technology into a hard labor, old school industry; this presents new and exciting opportunities for existing workers and will provide incentives for new workers to join the ship maintenance industry.

BENEFITS OVER GRIT BLASTING. The Company's robotic hydro-blasting technology is an innovation that will change the way the marine coatings removal industry functions. The ship repair industry is traditionally slow to change and has long adhered to traditional grit blasting methods. Given this, the Company views the main competition for its robotic hydro-blasting to be grit blasting.

Assuming an average surface area of 200,000 square feet, the revolutionary robotic hydro-blasting process requires significantly fewer resources, produces less waste and can be completed in half the time of a normal grit blasting job. Grit blasting is assumed to require a crew of 20 men, each operating at 100 square feet per hour to reach SA 2 - 2.5 ("commercial/near white metal" surface preparation). This 20-man crew will realize a production rate of 2,000 square feet per hour, requiring 100 total hours to prepare a surface area of 200,000 square feet. Comparable robotic hydro-blasting requires two robotic systems with a crew of three men each to operate Each robotic system operates at an average rate of 2,000 square feet per hour to reach SA 2 - 2.5, for a total production rate of 4,000 square feet per hour and a total of 50 hours to prepare a surface area of 200,000 square feet. Each individual grit blaster is assumed to utilize grit at a rate of 20 pounds per square foot, or one ton per hour. Total waste generated from grit blasting is 2000 tons, while waste from robotic hydro-blasting is paint residue, weighing approximately 31 tons.

The Company's robotic hydro-blasting system will also offer shipyards significant operating cost savings.

The Company's robotic hydro-blasting system can save shipyards approximately $230,000 per 200,000 square feet of surface cleaned. While labor is a minor contributor to savings, the majority of savings is generated with the elimination of grit as a coatings removal medium. Grit, which consists of coal and copper slag, needs to be imported to many parts of the world. In addition, grit must be removed from the dry dock floor upon completion of the grit blasting process.

Another critical advantage for shipyards, and - importantly - ship owners, is the time saving created by the robotic hydro-blasting system. Not only is the time for the coatings removal process significantly reduced over the time using grit blasting, additional repair work can take place while the hydro-blasting robot is working; no repair or maintenance work can occur during grit blasting. The dust created during grit blasting renders the dry dock unusable for most other repair and maintenance activities.

By permitting repair and maintenance work to occur concurrently with surface preparation, the robotic hydro-blasting system effectively creates additional dry-docking capacity and additional shipping capacity for ship owners at no additional cost. Simultaneous repair operations will increase revenue streams to both ship owners and shipyards. Ship owners will have greater ability to increase productivity of their ships, while shipyards can have the equivalent of new docking facilities without the need for substantial capital investment.

FUTURE MARKETS

AUTOMOBILE AND MILITARY ROLLING STOCK STRIPPING. The Company has identified the automotive and military rolling stock maintenance industries as future markets. Specifically, the Company will be targeting over 200,000 auto body shops, including the estimated 22,000 automobile dealers throughout the U.S. Through its work with the NREC, the Company has developed a method to use the same hydro stripping robotic system, in a different format, to strip cars and military rolling stock, such as Jeeps, trucks, power units, and artillery. Before any new paint can be applied to a vehicle body part, old paint must be removed to allow for good adhesion and an even coat. Paint stripping is usually accomplished by chemical stripping, sanding, or with the use of abrasive blast media. As in the maritime industry, the auto stripping industry is under pressure to evolve its stripping methods using technologies that are more environmentally sound and worker friendly.

The United States Military is an additional automotive market with substantial, recurring requirements for paint removal to allow for increased paint adhesion and, importantly, to permit the new paint, with its unique military specification characteristics, to function as formulated. Most military vehicles are stripped and re-painted during depot-level rebuild using much the same techniques as the commercial auto stripping industry. An environmentally-sound, worker-friendly, economically advantageous solution would be particularly attractive to the military. The Army Material Command, for example, manages nine depot level maintenance activities. Depot level maintenance performed at these locations costs $1.7 billion per year. Further, on any given day, there are approximately 80 helicopters, 90 Abrams Tanks, and 200 Bradley Fighting Vehicles undergoing depot rebuild, all of which require stripping and painting prior to being re-issued to their using units.

Similar applications also exist with trains, freight cars, subways, and bus fleets throughout the U.S. and abroad.

As with the M2000 system, the Company has filed patents and intends to develop its auto stripping robotic technology with strategic partners and develop significant industry alliances and outsource manufacturing. Specifically, in July 2000, the Company entered into a development agreement whereby it will pay Carnegie Mellon University $1,000,000 to develop the robotics for the automobile stripping system.

ADDITIONAL FUTURE MARKETS. The Company's current robotic hydro-blasting system can also be used in the above ground petroleum storage tank maintenance market. The Company is currently exploring options to enter this attractive market.

Through its work with the NREC, the Company is also working on an application for coatings removal in confined spaces, which would enable robotic hydro-blasting in the cargo and ballast tanks on the interiors of ships. Removal of pre-construction primer during the ship building process presents another potential marine industry application. Further evolution of the Company's technology, along with new research and development, may identify applications in additional markets, such as airport runway rubber removal. The Company anticipates a large percentage of future revenues will come from the development of new robotics technology applications and entry into new markets.

REVENUE MODEL

         SALES TO SHIPYARDS

         The Company is targeting the largest naval and commercial shipyards in the world for modernization of operations by refitting dry docks with robotic systems. The Company plans to sell the robotic systems to these shipyards as part of a turn-key solution offered with Brown & Root Services, a division of Halliburton Company. Brown & Root will offer shipyards a wide range of conversion services, including logistics support, design and engineering services, implementation and project management, and assist in identifying project financing solutions. The Company is currently in discussion with the Dubai Drydocks in the United Arab Emirates, the Bazan group of shipyards in Spain, the Lisnave shipyards in Portugal, and the Brest shipyard in France regarding purchase and installation of robotic systems.

         The Company will also begin jointly to approach major naval and commercial shipyards with relationships with Brown & Root Services, such as Newport News Shipbuilding, the Abu Dhabi shipyard, and the Devonport U.K. shipyard that is owned by Brown & Root.

         SPARE PARTS AND ACCESSORIES REVENUE. Sales of spare parts and accessories will provide a recurring source of revenue upon completion of sales and equipment installation. The Company will provide shipyards with complete spare parts, systems maintenance, accessories, and technical upgrades.

         CONTRACT SERVICES REVENUE. The Company intends to perform contract services for the U.S. Navy and shipyards that prefer to subcontract with the Company to offer their customers robotic hydro-blasting services.

         In March 2001, the Company completed its first contracting job, removing the non-skid surface from the deck of the USS EISENHOWER, a U.S. Navy NIMITZ-class aircraft carrier, in Newport News, VA. The non-skid deck coating is significantly more difficult to remove than standard ship hull coatings. The Company expects the success of this job to lead to substantial additional contracts with the U.S. Navy for coatings removal on aircraft carriers, cruisers, destroyers, transport ships, and submarines.

         UNITED ARAB EMIRATES JOINT VENTURE. In June 2000, the Company executed an agreement with a private entity authorized to do business in the United Arab Emirates (UAE), creating its first international joint venture. The joint venture has been formed for the purpose of exclusive sales, marketing and distribution as the contracting agent for M2000 systems in the Middle East and Africa.

         The Company has selected this area of the world for its first international joint venture because of the extensive market opportunities in the region. With a total of approximately 100 shipyards, the Middle East and Africa are highly concentrated regions for shipyards, ship repair and maintenance. The Company estimates that 2,000 ships per year obtain stripping and/or resurfacing services in the region using traditional grit blasting methodologies. The largest shipyards in the region consist of Dubai and ASRY located in the UAE and Bahrain, respectively. It is estimated that approximately 350 ships obtain stripping and/or resurfacing services in these two shipyards alone on an annual basis.

         The Company's joint venture partner is providing in the UAE:

         o  Offices

         o  Project managers and a support team

         o  Logistics support

         o  Public relations

         o Facilitation of regional partnerships in the Middle East and Africa with both private and public companies

         The Company is providing:

         o  Marketing materials

         o  Exclusive licensed technology rights

         o  Technical support

         o  Training seminars and materials

         o  Supply services

         o  Inventory control

         o  Logistical support

         o  On-site project managers, technicians and support staff

         Revenues from this joint venture are projected to be over $200 million over the next five years.

         LEASING AND FINANCING. Customers will look to the Company for available financing options for extensive shipyard conversions. The Company and Brown & Root Services will offer turnkey solutions that will include financial engineering. The Company will also work with leasing companies to assist interested customers in identifying lease financing options.

          MARKETING AND SALES STRATEGY. The Company's overall marketing strategy is to identify and target the surface coating removal needs of niche markets, such as ship repair, above ground storage tank maintenance, and auto stripping. The Company expects to sell low-volume, high-priced products requiring tailored customer service. The ability to provide such service is one of the core strengths that differentiate the Company from its mainstream competitors. Ultimately, each customized robot manufactured by the Company can become a new product that will fit the needs of other potential niche customers.

TARGET CUSTOMERS

      o  SHIPYARDS

          The Company is initially targeting shipyards and their dry docks worldwide that provide surface stripping as part of total ship maintenance. Most shipyards already provide this service (most often using grit blasting) and all ships must have their hulls resurfaced every two to five years. Shipyards are categorized by type of operation (shipbuilding or repairing) or type of ship serviced (commercial or military) and by shipbuilding and repairing capacity (first-tier/large or second-tier/medium-small). The Company will be targeting primarily first-tier shipyards that provide repair services, both for commercial and military ships.

      o  SHIP OWNERS

         Orders for ship repair are generally placed by companies that own the ships or by government. Ship owning companies include:

         o  Commercial shipping companies

         o  Passenger and cruise companies

         o  Ferry companies

         o  Petrochemical companies

         o  Commercial fishing companies

         o  Towing and tugboat companies

         The government agencies placing repair orders include:

         o  The Naval Sea Systems Command

         o  The Military Sealift Command

         o  The Army Corps of Engineers

         o  The U.S. Coast Guard

         o  The National Oceanic and Atmospheric Administration

         o  The National Science Foundation

         o  The Maritime Administration

When a ship owner or government agency brings a ship into a dry dock for maintenance, it specifies which products it wants used on its ship. Because of this, the Company will not only market to shipyards, but also to the companies that actually own the ships.

Shipping and shipyard industries are global. This creates a number of obstacles for all companies entering the ship repair industry, including the fact that some local governments subsidize their shipyards. Government subsidies make some shipyards as interested in keeping low-skilled workers employed as in efficiency and profitability. The Company, with Wallem, is working on a marketing campaign specifically to address this issue.

In addition, each country has its own environmental policies that must be met. Environmentally advanced countries will look more favorably on the Company products. As less developed countries become more environmentally aware, this obstacle will diminish. Because the Company management has worked in this arena for the last 10 years, the Company is very familiar with regulations and customs within the global industry. The Company intends to continue to illustrate to potential customers that environmentally supportive technologies can also be cost effective and profitable.

CUSTOMER DEMONSTRATIONS. The Company will primarily reach its customers through direct contact and demonstrations. In addition to performing on-site demonstrations, the Company's new headquarters facility will include a demonstration wall where potential customers can see the M2000 in action. The Company has found that the best way to communicate the phenomenal features of the M2000 is to show customers the robot in action.

TRADE SHOWS. In November 2000, the Company exhibited at the Ship Repair & Conversion show in London. In 2001, the Company intends to attend and exhibit at NorShipping Exhibition in Norway and again at the Ship Repair & Conversion show in London.

PUBLIC RELATIONS. With minimal effort to date, the Company has received significant press coverage on the M2000 in industry and trade publications and on various websites. Through its strategic alliances, the M2000 system is featured on the NASA, JPL and Ocean Futures websites. As a result of this press, the Company already receives weekly e-mail inquiries from shipyards around the world requesting further information on the M2000.

WEBSITE. The Company also expects to obtain customers through its website. The website is updated on a continual basis to provide the most up-to-date information on the Company's products and services. Moreover, the Company's distribution network and sales force will be able to access the website from anywhere at any time to obtain current wholesale pricing and product literature. The Company is investigating the incorporation of broader customer information on password-protected sites, including order status, service schedules, a help-line for technical questions and answers and links to complementary sites. This private network will be part of the Company's extensive customer support.

OPERATIONS STRATEGY

         CENTRAL HEADQUARTERS

         The Company has completed the first phase of its headquarters and office facility. The second phase is under construction and should be completed by August 2001. The facilities are located in an industrial area of Stuart, Florida. The buildings have been designed to accommodate the anticipated rapid growth in personnel. The Stuart office serves as the Company's central headquarters and will house all departments including R&D and Sales.

         The Company is in the process of equipping its headquarters with satellite communications capabilities, allowing it to maintain wireless communications and monitor its products and services all over the world on a real-time basis. Eventually, the Company intends to equip each M2000 system with specialized computer chips, so that every function of each machine can be monitored at the Company's headquarters. In addition to the internal chip, the Company will use on-site cameras to monitor system functions such as speed and mobility. This ability constantly to monitor the Company's products will not only increase efficiency and productivity, but also enable the Company to provide field support to the Wallem and UAE support teams and enhanced service to its customers.

         MANUFACTURE OF THE M2000 SYSTEM

         The Company will outsource the manufacturing of some of the system's components to major industry suppliers. In order to maintain efficient production, the Company has identified back-up vendors for all components and will keep stock, as necessary, of any highly specialized components. The Company has established relationships with its key vendors, based on close communication and feedback. Within these relationships, it is usually the Company that is driving new innovations and product improvements.

         The Company will manufacture the robotic equipment in a new manufacturing facility currently under construction adjacent to its Stuart, Florida headquarters and warehousing facilities. The Company believes bringing the manufacturing of its patented robotic equipment in-house will help to ensure product quality and availability. An additional benefit will be the ability to identify and implement product modifications and upgrades quickly and efficiently. The Company will also perform product testing and failure analysis.

         The Company uses high-quality domestic and international vendors for the pump, vacuum and filtration system, diesel engine, water tank, centrifuge, and generator components of the hydro-blasting system.

         WAREHOUSING FACILITIES

         After assembly, the robotic hydro-blasting systems will be stored in the Company's on-site warehouse. The new warehouse space should be sufficient to accommodate all near-term operations. When it comes time to expand operations, the Company has identified available land next to its current facility. The Company anticipates that the build-out of an additional facility will require minimal resources and will be relatively low budget, as it will mirror the existing facilities.

         FIELD RESOURCES

         Wallem will provide the field resources necessary to operate the M2000 robotic system for future contract services jobs. Wallem has 3,000 employees worldwide and is well-equipped to support the Company with the operation of contract services wherever necessary.

INTELLECTUAL PROPERTY. U.S. Patents No. 5,628,271 and No. 5,849,099 protect the apparatus and methodology for removing coatings from the hulls of vessels using ultra-high pressure water. The Company owns the patented technology developed by Dennis McGuire, the Company's founder and current Chief Technology Officer. The Company continues to develop and refine new technologies that are in the patent-pending process. The Company intends to continue to commit significant funds for future research and development.

COMPETITORS. The Company has identified short-term competitors for its robotic hydro-blasting system and long-term competitors for its global robotics operations.

         STATUS QUO COMPETITION: GRIT BLASTING. The Company views the main competition for robotic hydro-blasting to be grit blasting. The Company does, to some degree, compete with manual hydro-blasting companies, but as detailed earlier, this alternative is not economically viable.

         ADDITIONAL COMPETITORS. The Company's robotic hydro-blasting system also faces some competitors emerging with semi-autonomous technologies:

         o HAMMELMANN of Oelde, Germany manufactures the Dockmaster, which is a large motorized vehicle that uses an arm to move the system across the surface as it strips. The arm on the Dockmaster causes a lack of mobility and makes it unable to strip the underside of a ship, and it is only able to strip approximately half of a ship's flat sides. Due to these limitations, the Dockmaster is not considered a whole product solution. Hammelmann has been unable to market the machine successfully.

         o FLOW INTERNATIONAL (NASDAQ: FLOW) of Kent, Washington manufactures a vehicle marketed as the Hydrocat. The Hydrocat uses vacuum suction to adhere itself to vessels. Its production rate is well below that of the Company's system, generously estimated at 150 to 200 square feet per hour, cutting a path 12 inches wide. Approximately 50 of these machines have been sold worldwide. The focus of its business recently shifted to food safety technology.

         o JET EDGE of Minneapolis, Minnesota manufactures a smaller magnetic track vehicle, called the Hydro-Crawler, with a production rate of approximately 100 square feet per hour. In addition to the low production rate, this alternative suffers from a lack of mobility and an inability to adhere to thick marine coatings. This product has not been heavily marketed in the marine industry, has demonstrated problems with the vacuum recovery of water, and is extremely bulky in operation.

         The products manufactured by Flow International and Jet Edge address only the needs of small contractors, which are not part of the Company's target market, and are not suitable for use on large vessels.

         The following independent product comparison of the Company's hydro-blasting robotic system versus other existing products was prepared by the NREC. This analysis shows that the Company's robotic system is superior to existing, competing technologies on many performance dimensions.

      ------------------------------------ ------------------------- ------------------------- -------------------
                                               ULTRASTRIP HYDRO      VACUUM ADHESION VEHICLES  BOOM TRUCK VEHICLE
                                                BLASTING ROBOT
      ------------------------------------ ------------------------- ------------------------- -------------------
      Operational applicability            Broad                     Limited                   Limited
      ------------------------------------ ------------------------- ------------------------- -------------------
      Maneuverability/ Controllability     Good                      Poor                      Poor
      ------------------------------------ ------------------------- ------------------------- -------------------
      Productivity/hour (SA 2.5)           1,000 - 2,000 ft          50 - 300 ft               500 - 1,000 ft
      ------------------------------------ ------------------------- ------------------------- -------------------
      Sweeping capability (SA 1)           Yes                       Difficult                 Difficult
      ------------------------------------ ------------------------- ------------------------- -------------------
      High speed spot and sweep            Yes                       No                        No
      ------------------------------------ ------------------------- ------------------------- -------------------
      Consistent productivity              Yes                       No                        No
      ------------------------------------ ------------------------- ------------------------- -------------------
      Operational orientation              Horizontal                Vertical                  Vertical
      ------------------------------------ ------------------------- ------------------------- -------------------
      Waste water treatment                Complete                  Minimal                   Minimal
      ------------------------------------ ------------------------- ------------------------- -------------------

         Although a number of these competitive technologies perform the same task as the M2000, many of them have failed commercially because of slower production rates and malfunctions.

         GLOBAL ROBOTICS COMPETITORS The Company will provide highly innovative, robotic technologies for use in multiple industrial applications worldwide. In this vein, the Company views its competitors as companies that have the capacity to offer global robotics technologies. The following companies play in this field:

         o ASEA BROWN BOVERI (ABB), based in Zurich, Switzerland, is a global technology company focused on knowledge-based businesses, industrial IT and service. ABB serves customers in power transmission and distribution; oil, gas and petro-chemicals; building technologies; and financial services. The Company is a key player in engineering, energy and technology, and employs approximately 160,000 people in over 100 countries.

         o OCEANEERING INTERNATIONAL, INC. (OI) (NYSE:OII), based in Houston, Texas, is an advanced applied technology company providing engineering services and hardware to customers who operate in marine, space and other harsh environments. OI supplies a range of technical services to various industries and is one of the largest underwater services contractors in the world. The Company is built around three business segments, Oilfield Marine Services, Offshore Field Development and Advanced Technologies.

EMPLOYEES. The Company employs 14 full-time employees and two part-time employees.

Item 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

OVERVIEW. The Company designs and manufactures environmentally friendly, highly efficient, and cost effective industrial robotics systems. These patented robotic systems address labor, cost, and environmental issues inherent in many industrial processes through advanced technology and a network of strategic, technical and environmental alliances.

By reducing labor requirements and creating safer work environments, improving speed and performance, and eliminating or significantly improving the containment and disposal of hazardous industrial waste by-products, the Company's robotic systems will revolutionize numerous industrial processes including heavy marine coatings removal and above-ground storage tank coatings removal, with potential applications in automotive coatings removal and airport runway rubber removal.

The Company's first commercial application is a patented robotic ultra-high pressure hydro-blasting system used in the heavy marine industry to remove coatings from the hulls of vessels. This unique robotics system, named the M2000, offers a number of benefits over existing paint removal methods, including increasing efficiency of steel surface cleaning, reducing dry dock maintenance time, providing a "green" technology and creating a safer work environment. The Company intends to replace the current industry standard, grit blasting, and become the primary method for coating and rust removal for steel surfaces.

Through its relationship with robotics industry leaders such as NREC, NASA, and JPL, the Company has exclusive licenses to cutting-edge, patented industrial grade robotic technologies. The Company has also established strategic sales and marketing alliances with industry giants such as Brown & Root Services, Wallem Shipmanagement, Carnival Cruise Lines, and Ocean Futures Society.

Q1 2001 RESULTS OF OPERATIONS. From February 26 to March 16, 2001, the Company was engaged as a sub-contractor to Corrosion Engineering Services, Inc. ("CES") to remove the non-skid coating from approximately 100,000 square feet on the deck of the USS Eisenhower, a U.S. Navy Nimitz-class aircraft carrier, in Norfolk, Virginia. Performed in challenging weather conditions, the job was completed to performance specifications in 50% of the time allotted in the contract with CES. External consultants who have analyzed performance data from the job are preparing a scientific article that will show that the UltraStrip process was the fastest process for non-skid removal ever demonstrated on a U.S. Navy vessel. The Company expects the success of this job will lead to future contracts with the U.S. Navy. The Company has also applied for and received a CAGE code to facilitate doing business with the federal government.

REVENUE PROJECTIONS. The Company believes it will be able to generate revenues from its robotic hydro-blasting technology in many different industry niches. Primarily, the Company will sell robotic systems directly to shipyards worldwide. While the Company plans to customize its robotic systems based on individual customer requirements, it intends to offer two primary versions of its robotic systems. The Company will also sell units to a Joint Venture in the Middle East.

There are over 3,000 shipyards in the world, and at least 75 percent of those offer ship repair services. These shipyards service the 90,000 ships in the world fleet and the approximately 2,000 new ships that are built each year. The Company's initial target market consists of the 500 largest shipyards worldwide. According to Lloyd's List, this is the number of first-tier/large shipyards worldwide. Each of these shipyards is estimated to have an average of four dry docks, and each dry dock will be targeted to employ at least two of the Company's robotic systems. The Company is currently projecting sales to shipyards will total 12 systems in 2001, growing to approximately 100 systems in 2005. The Company estimates the sale of robotic systems will generate over $30,000,000 in 2001, growing to over $316,000,000 in 2005.

At the present time, the Company is actively involved in equipment sales discussions with four different shipyards located in Europe and the Middle East. The Company is also engaged in equipment sales discussions with an entity involved in the above-ground storage tank maintenance industry.

Contract services will be another source of revenue for the Company. Contract services involve providing cleaning and coatings removal services for shipyards and ship managers and owners on a per-ship, per-square foot basis. Contract services will be the preferred vehicle for utilizing the Company's revolutionary process for those shipyards that are unwilling to purchase the equipment outright. The Company expects to clean five ships in 2001 as part of its contract services operation, growing to 124 ships in 2005. The cumulative number of ships the Company is projecting to service between 2001 and 2005 is 287, which represents 0.3% of the world's 90,000 ship fleet. The Company estimates revenue generated from contract services will be $750,000 in 2001, growing to $18,600,000 in 2005.

Government services are an additional source of revenue for the Company. Government services are contract services performed directly for the U.S. government. The Company expects its government services operation to grow to 48 ships in 2005. The Company estimates revenue generated from government services will be $2,000,000 in 2001, growing to $24,000,000 in 2005.

An additional source of revenue for the Company will be technical support and maintenance packages, as well as the sale of spare parts and accessories to those shipyards that have purchased and installed robotic hydro-blasting systems. Shipyards operating the Company's systems can reasonably be expected to purchase spare parts to replace "consumable" system components, such as hoses and valves. The expected life of each component of the robotic system is dependent on the frequency and duration of the operation of the system. The Company estimates that its technical support and maintenance packages and the sale of spare parts and accessories will generate revenues of $900,000 in 2001, growing to over $54,000,000 in 2005.

In March 2000, the International Maritime Organisation, an agency of the United Nations adopted a global antifouling resolution -- I.M.O. Resolution A.895 (21) -- to ban the application of tributyl tin (TBT) containing antifouling (pesticidal) coatings by January 1, 2003. The resolution calls for the complete removal of all (TBT) antifouling coatings from the hulls of all ships by January 1, 2008. There is substantial concern that requiring the removal of these pesticidal coatings from an estimated 83,000 ships over the next seven years could create an environmental catastrophe by releasing massive amounts of these poisons into shipyard marine environments. The Company plans to present a summary of its technology to the Marine Environmental Protection Committee 46 of the IMO to raise awareness of the Company's ability to remove antifouling coatings without any release of the contaminants into the environment. Because virtually all ships currently use (TBT) antifouling coatings, the Company expects compliance will substantially increase demand for the Company's solution.

OPERATING INCOME PROJECTIONS. The Company currently utilizes five different primary vendors to manufacture the robot and the major components of the system. By the end of 2001, the Company intends to manufacture the robots in its own manufacturing facility and will have the other primary system components built to its specification by third parties. It is anticipated that internal production capacity can be increased as required. In addition to manufactured cost, shipping, installation and training costs are added to the total cost of each system.

The Company projects that all revenues will bear, on average, 5% sales commission expense. The Company has also committed to contribute 2% of all revenues to Ocean Futures Society to help protect the world's oceans.

The Company is currently estimating income from operations in 2001 to be approximately $14,500,000, growing to $227,200,000 in 2005.

FINANCIAL CONDITION AND LIQUIDITY. As of March 31, 2001, the Company had approximately $990,000 in cash. With its current level of general and administrative expenses, the Company can expect to spend this entire amount in approximately three months. The Company is currently raising additional funds to meet operating expenses and to build new robotic systems through a private placement of 10 million common shares offered at $5 per share.

SUMMARY OF RESEARCH & DEVELOPMENT ACTIVITIES. The Company has four different research and development projects currently in process, all seeking to improve the Company's basic design of its robot. All four projects are expected to be completed by July of this year. The Company intends continually to advance the design and operations of its systems through additional research and development but has not developed concrete plans for specific projects to be completed before the end of 2001.

EXPECTED PURCHASE OR SALE OF PLANT OR EQUIPMENT. The Company currently leases its headquarters facility and is planning to lease an additional facility adjacent to its current location for manufacturing and warehousing operations. The Company may consider the purchase of these facilities if favorable terms are presented.

In the latter half of 2001, the Company may invest in certain machine tools and equipment to enable it to manufacture critical components of its robotic systems at its new manufacturing facility.

Item 3.  DESCRIPTION OF PROPERTY

The Company leases and occupies 14,000 square feet of space in Stuart, Florida. The average monthly rent for the space is $9042 and the lease expires October 31, 2005. The space is used for warehousing M2000s, sales and administrative offices and customer support.

Item 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT

The following table sets forth information as of March 31, 2001 with respect to the beneficial ownership of shares of Common Stock by (i) each person owning more than five percent, (ii) each director and officer, and (iii) officers and directors as a group:

---------------------------------------------- ------------------------------------- -------------------------------
Owner                                          Common Shares(3)                      Percentage
---------------------------------------------- ------------------------------------- -------------------------------
Dennis E. McGuire(1)                              7,541,991                            18.35%
---------------------------------------------- ------------------------------------- -------------------------------
Kevin P. Grady                                    7,231,394                            17.60
---------------------------------------------- ------------------------------------- -------------------------------
John Caperton                                     2,035,556                             4.95
---------------------------------------------- ------------------------------------- -------------------------------
Michael Cristoforo                                1,176,666                             2.86
---------------------------------------------- ------------------------------------- -------------------------------
Robert O. Baratta(1)(2)                             500,000(4)                          1.22
---------------------------------------------- ------------------------------------- -------------------------------
Frank R. Esposito(1)                                459,926                             1.12
---------------------------------------------- ------------------------------------- -------------------------------
John P. Odwazny(1)(2)                               451,112                             1.10
---------------------------------------------- ------------------------------------- -------------------------------
Jacqueline K. McGuire(2)                            239,108                              .58
---------------------------------------------- ------------------------------------- -------------------------------
Jean-Michel Cousteau(1)                             200,000                              .49
---------------------------------------------- ------------------------------------- -------------------------------
Michael R. Donn(2)                                  125,000                              .30
---------------------------------------------- ------------------------------------- -------------------------------
R. Gerald Buchanan(1)                                50,000                              .12
---------------------------------------------- ------------------------------------- -------------------------------
John M. Gumersell(1)                                 20,000                              .05
---------------------------------------------- ------------------------------------- -------------------------------
Scott R. Baratta(2)                                  50,000(4)                           .12
---------------------------------------------- ------------------------------------- -------------------------------
John E. Bares(1)                                          0                               --
---------------------------------------------- ------------------------------------- -------------------------------
Gordon G. Kuljian(1)                                      0                               --
---------------------------------------------- ------------------------------------- -------------------------------
William A. Owens(1)                                       0                               --
---------------------------------------------- ------------------------------------- -------------------------------
T. Joseph Lopez(1)                                        0                               --
---------------------------------------------- ------------------------------------- -------------------------------
Officers and directors as a group                 9,223,029                            22.45
  (11 persons)
---------------------------------------------- ------------------------------------- -------------------------------

(1)      A director
(2)      An officer
(3)      Does not include common shares underlying options and warrants

(4) Does not include common shares underlying shares of Series A and/or Series B Preferred Stock.

(5) Includes 311,112 common shares owned by Mr. Odwazny's wife. The business address of each of the owners is c/o UltraStrip System, Inc., 3515 S.E. Lionel Terrace, Stuart, Florida 34996.

Item 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

All directors hold office until the next annual meeting of shareholders or until their successors are elected and qualify. Officers are appointed by, and serve at the discretion of, the Board of Directors. The Company's current directors and officers are as follows:

WILLIAM A. OWENS, Chairman of the Board of Directors (61). Retired Admiral Owens serves Teledesic LLC as vice-chairman and co-chief executive officer. He joined Teledesic in August 1998 from Science Applications International Corp., where he was vice chairman, president and chief operating officer since 1996. Prior to that, he served as Vice Chairman of the Joint Chiefs of Staff, appointed by President Clinton in March 1994. Admiral Owens received a bachelor's degree in mathematics from the U.S. Naval Academy in 1962, bachelor's and master's degrees in politics, philosophy and economics from Oxford University between 1970 and 1972 and a master's degree in management from George Washington University in 1974.

ROBERT O. BARATTA, President, Co-Chief Executive Officer and Vice Chairman of the Board of Directors (60). Dr. Baratta has been serving the Company as part-time co-chief executive officer since December 2000 and will become full-time co-chief executive officer in July 2001. Currently, Dr. Baratta practices ophthalmology in Stuart, Florida and is the founder and majority shareholder in The Surgery Center of Stuart, a multispecialty ambulatory surgery center. He is the chairman of FPIC Insurance Group Inc. (NASDAQ: FPIC), a Florida-based multi-line insurance carrier. He founded and chaired Stuart Hatteras Inc., the largest Hatteras dealer in the world, has developed professional office real estate projects, and owns a property management firm and a yacht charter business. Dr. Baratta received his bachelors degree from St. Peter's College in 1962 and his medical degree from Columbia University in 1966. He completed his residency in ophthalmology at Vanderbilt University School of Medicine.

JOHN P. ODWAZNY, Senior Vice President, Co-Chief Executive Officer and Director
(44). Mr. Odwazny was a Senior Sales Executive at AKZO Nobel/International Paint, the world's largest chemical and coatings company, where he managed the South Florida and Caribbean region, before joining the Company on March 1, 2001. His responsibilities included designing technical specifications of surface preparation and coating applications for large marine and industrial companies. He also serves on an Advisory Board for the National Association of Corrosion Engineers. Mr. Odwazny received his bachelors degree from Florida State University in 1978.

DENNIS E. MCGUIRE, Chief Technology Officer, Director of Sales and Director
(50). Mr. McGuire formed Amclean Inc. in 1992 as the world's first ultrahigh pressure waterjetting contractor in the marine industry and assigned his original patented invention to that company, which Amclean assigned to the Company in December 1999. Mr. McGuire has traveled extensively throughout the world performing contract services at shipyards and has given educational seminars to various navies and shipyards on the benefits of ultrahigh pressure waterjetting as an environmentally safer alternative to grit blasting for removing coatings from the hulls of ships. He left Amclean in early 1998 to start the Company. Mr. McGuire received his associate of science degree from Miami-Dade Community College in 1974.

JOHN E. BARES, PHD., Director (37). Dr. Bares is a Senior Research Scientist at Carnegie Mellon University's Robotics Institute and the Director of its National Robotics Engineering Consortium. His research focuses on robots for hazardous environments. Dr. Bares received his bachelors degree in 1985, his masters degree in 1987 and his doctorate in civil engineering in 1991 from Carnegie Mellon. Prior to returning to Carnegie Mellon, he served as a visiting research scientist at Mitsubishi Heavy Industries.

R. GERALD BUCHANAN, Director (53). Mr. Buchanan is Managing Director of Wallem Shipmanagement Ltd., one of the largest ship management companies in the world. Previously, from 1990-1996 he served as Director of Engineering at Canada Steamship Lines. From 1969-1990 he held various positions of increasing responsibility at Denholm Shipmanagement.

JEAN-MICHEL COUSTEAU, Director (62). Mr. Cousteau, the son of the late environmentalist and ocean pioneer Jacques Cousteau, has spent his life exploring and researching the world's oceans. He has collaborated in the development of artificial floating islands, schools, a residential and research complex in Madagascar and an advanced marine studies center in Marseille. He supervised the transformation of part of the ocean liner QUEEN MARY into the Living Sea Museum in Long Beach, California. He designed and developed the Parc Oceanique Cousteau in Paris. In the mid 1960's he collaborated in the award-winning television series THE UNDERSEA WORLD OF JACQUES COUSTEAU. Currently Mr. Cousteau lectures extensively around the world and writes a column for THE LOS ANGELES TIMES SYNDICATE. Mr. Cousteau graduated from the Paris School of Architecture in 1960.

FRANK R. ESPOSITO, Director (83). Mr. Esposito is a retired automotive industry executive. He sold American Lacquer & Solvents Co. Inc. in 1986, a leading automobile paint manufacturer of Amer-Flint, which he had owned since 1976. He served as a director of the Florida Paint & Coatings Association from 1979 through 1987 and served as regional vice president of the National Paint & Coatings Association from 1982 through 1983, where he was also a member of the Steering Committee and the Marine Coatings Committee. Currently Mr. Esposito is a trustee emeritus of St. Thomas University and a trustee of the University Community Hospital (Tampa), the Asthma and Allergy Foundation of Florida and other charitable institutions. He received his bachelors degree in economics from the University of Villanova in Cuba in 1950.

JOHN M. GUMERSELL, Director (55). Mr. Gumersell serves as president and chief executive of Lucent Technologies Consumer Products L.P. Previously, from 1997-1998 he served as senior vice president and chief financial officer of Philips Consumer Communications. From 1975-1997 he held various positions of increasing responsibility at AT&T and then Lucent Technologies. Mr. Gumersell received his bachelors degree in accounting and economics from Rutgers University in 1980 and his masters degree in management from Pace University in 1982.

GORDON G. KULJIAN, Director (40). Mr. Kuljian serves as vice president-operations for Chemstar Urethanes Inc. Previously, he served as a Senior Engineer and the Operations Manager for Coatings Services at Corrpro

Companies Inc. He has over 15 years of experience in the field of corrosion control by protective coatings, surface preparation and coatings formulation and application and has lectured and written scholarly articles in the field. Mr. Kuljian received his bachelors degree in chemical engineering from Northwestern University in 1982.

T. JOSEPH LOPEZ, Director (61). Retired Admiral Lopez is employed by Halliburton Company as the chief operating officer of the North and South America and U.S. Government Projects Worldwide for its Brown & Root Services division. Previously he served in the U.S. Navy, including a tour as both Commander in Chief of U.S. Naval Forces (Europe) and Commander in Chief of Allied Forces (Southern Europe). During his naval career he was awarded two Defense Distinguished Service Medals, among other accolades. Currently he serves on the Department of Defense Policy Board, the Armed Forces Benefit Association Board and as a trustee of both the National Youth Science Foundation and the Center for Naval Analyses. He received a bachelors degree in International Relations from Potomac State College in 1972, and a masters degree in business management from the U.S. Naval Postgraduate School in 1973.

JACQUELINE K. MCGUIRE, Senior Vice President-Administration and Secretary (38). Mrs. McGuire, the wife of Dennis McGuire, has served as chairman of the board of Amclean Inc. since 1992. Mrs. McGuire has traveled extensively to Europe to negotiate with equipment manufacturers on pricing, delivery and terms. Mrs. McGuire received her bachelor's degree in business administration from Barry College in 1984.

SCOTT R. BARATTA, Senior Vice President-Finance (31). Before joining the Company in December 2000, Mr. Baratta, son of Robert Baratta, served as Senior Manager in the Strategy Practice Group at MarchFirst, an Internet consulting firm. From 1996-99, he worked in the Business and Strategic Planning department of Frito-Lay Company. Mr. Baratta received his bachelors degree in history from the University of Virginia in 1991 and an MBA from The Wharton School in 1996.

MICHAEL R. DONN, Managing Director and Treasurer (53). Mr. Donn, brother of Jacqueline McGuire, is immediate past president of the Miami-Dade County Fire Fighters Association, a 1700-member employee association for which he also served as vice president and treasurer since 1982. Prior to that he ran the day to day operations of Dade Oil Company from 1978-1980. Mr. Donn received associates degrees in the arts and in the sciences (Fire Administration) from Miami-Dade Community College in 1976 and 1978, respectively.

KEVIN P. GRADY, Director of Contract Services (49). Mr. Grady co-founded the Company after working with Dennis and Jacqueline McGuire at Amclean. He is responsible for contractor operations and personnel. Previously he owned and operated an air conditioning sales and service company.

MICHAEL CRISTOFORO, Director of Investor Relations (48). Mr. Cristoforo co-founded the Company and has been responsible for investor sourcing and relations since inception. Since 1986 he has owned and operated an automobile body shop, bringing him familiarity with metal corrosion and sand-blasting. Mr. Cristoforo received an associates degree in business management from Bronx Community College in 1972.

LESLIE NASH, General Manager of Product Manufacturing (45). Mr. Nash worked as a Project Engineer with Eastern Technical Services performing ISO 9000 internal audits and developing product production schedules from February 2000 until joining the Company in March 2001. Previously he served as Director of Operations at HQLC Inc. and as a machinist at Pratt & Whitney Aircraft.

ADVISORY BOARD. The Company's Board of Directors established an Advisory Board in June 2000. David M. Ransom serves as its chairman, along with Advisory Board members George R. Sterner, Eugene C. Rainis and Stephen R. Johnson.

Mr. Ransom served as U.S. Ambassador to Bahrain from 1994-1997, upon the conclusion of which he received the Defense Distinguished Service Medal. Previously he headed the U.S. State Department office of Turkey, Greece and Cyprus in the Bureau of European Affairs, and was an embassy official in Yemen, the United Arab Emirates and Syria. Mr. Ransom earned a bachelors degree from Princeton University in 1960 and a masters degree from Johns Hopkins School of Advanced International Studies in 1962. Since his retirement from public service in 1997, Mr. Ransom has engaged in international consulting on Persian Gulf matters through his firm D.M. Ransom Associates.

Retired Vice Admiral Sterner spent 37 distinguished years with the U.S. Navy, concluding as the Commander of Naval Sea Systems, until his retirement in April 1998. He then joined Walt Disney Co. and directed the technical aspects and delivery preparations for the MS Disney Wonder cruise ship. Admiral Sterner received a bachelors degree in aerospace engineering from Penn State University in 1962 and a masters degree in operations research from the Naval Postgraduate School in 1964.

Mr. Rainis is a General Partner of Brown Brothers Harriman & Co., the banking, brokerage and financial advisory firm where he has worked since 1965. From 1972 through 1996 his main responsibility was supervising the firm's fixed income business. He is chairman of the board of both the Jefferson Insurance Company and the Monticello Insurance Company. He received his bachelors degree in economics from Fordham College in 1962 and an MBA from The Wharton School in 1964.

Mr. Johnson serves as vice-president, chief consultant and strategic analyst for Ocean Development Company, a cruise ship construction company. From 1997-1998 he served as president of Marine Management Consultants L.C., and from 1994-1996 as president and from 1991-1994 as vice-president of Atlantic Marine Inc. Before that he worked at Bethlehem Steel Corporation's Sparrows Point Shipyard as a Senior Manager from 1987-1990. Mr. Johnson received his bachelors degree in Marine Transportation from the State University of New York Maritime College in 1968.

 Item 6.  EXECUTIVE COMPENSATION

The following table displays information concerning compensation paid or accrued for the fiscal year ended December 31, 1998, 1999 and 2000, for the benefit of our named executive officers.

                           SUMMARY COMPENSATION TABLE


                                         ANNUAL COMPENSATION             LONG TERM COMPENSATION AWARDS
                                         -------------------     --------------------------------------------
                                                                                 SECURITIES
                                                                 RESTRICTED      UNDERLYING       ALL OTHER
NAME AND PRINCIPAL                        SALARY      BONUS         STOCK        OPTIONS/         COMPENSATION
     POSITION                    YEAR       ($)        ($)         AWARD(S)      WARRANTS            ($)
-------------------              ----     -------     -----        --------     ----------        ------------
Dennis E. McGuire                2000     260,000       0            0                0                0
                                 1999     260,000       0            0                400,000          0
                                 1998     97,500        0            0                0                0

Jacqueline K. McGuire            2000     130,000       0            0                0                0
                                 1999     104,000       0            0                200,000          0
                                 1998     58,500        0            0                0                0

Michael R. Donn                  2000     0             0            0                200,000          0
                                 1999     0             0            0                0                0
                                 1998     0             0            0                0                0

Robert O. Baratta                2000     0             0            0                0                0
                                 1999     0             0            0                0                0
                                 1998     0             0            0                0                0

Scott R. Baratta                 2000     0             0            0                0                0
                                 1999     0             0            0                0                0
                                 1998     0             0            0                0                0

EMPLOYMENT AGREEMENTS.

         SCOTT R. BARATTA. In December 2000 the Company entered into an employment agreement with Scott Baratta ending December 31, 2003, which currently provides for an annual salary of $105,000, incentive bonuses, a stock grant of 50,000 shares of the Company's common stock, a stock option to acquire 200,000 shares of the Company's common stock at an exercise price of $3.00 per share exercisable through December 31, 2005, and payment of normal business expenses.

         JACQUELINE K. MCGUIRE. In February 2001 the Company entered into an employment agreement with Ms. McGuire ending December 31, 2003, which currently provides for an annual salary of $150,000, a stock grant of 150,000 shares of the Company's common stock incentive bonuses, a stock option to acquire 300,000 shares of the Company's common stock, at an exercise price of $3.00 per share exercisable at intervals through December 31, 2010, and payment of normal business expenses.

         JOHN P. ODWAZNY. In February 2001 the Company entered into an employment agreement with Mr. Odwazny ending December 3, 2003, which currently provides for an annual salary of $130,000, a stock grant of 100,000 shares of the Company's common stock, incentive bonuses, a stock option to acquire 400,000 shares of the Company's common stock at an exercise price of $3.00 per share exercisable at intervals through December 31, 2007, and payment of normal business expenses.

         MICHAEL R. DONN. In February 2001 the Company entered into an employment agreement with Mr. Donn ending December 31, 2003, which currently provides for an annual salary of $110,000, a stock grant of 100,000 shares of the Company's common stock, incentive bonuses, a stock option to acquire 200,000 shares of the Company's common stock at an exercise price of $3.00 per share exercisable at intervals through December 31, 2007, and payment of normal business expenses.

         ROBERT O. BARATTA. In December 2000 the Company entered into a part-time employment agreement with Robert Baratta ending June 30, 2001, which provides for a salary of $105,000, a stock grant of 100,000 shares of the Company's common stock, a stock option to acquire 500,000 shares of the Company's common stock at an exercise price of $3.00 per share through December 31, 2005, and payment of normal business expenses. The Company intends to enter into a full-time employment agreement beginning July 1, 2001.

The following tables show, as to the named executive officers, certain information concerning stock options:

                            OPTION GRANTS DURING 2000


                                                        PERCENT OF
                                      NUMBER OF        TOTAL OPTIONS
                                      SECURITIES        GRANTED TO            EXERCISE OR
                                      UNDERLYING       EMPLOYEES IN           BASE PRICE
      NAME                             OPTIONS          FISCAL YEAR              ($/SH)      EXPIRATION DATE
      ----                             -------          -----------           -----------    ---------------
      Dennis E. McGuire                     --                 --                 --                --
      Jacqueline K. McGuire                 --                 --                 --                --
      Michael R. Donn                  200,000                100%            $ 2.00            8/2/05
      Robert O. Baratta                     --                 --                 --                --
      Scott R. Baratta                      --                 --                 --                --
      John P. Odwazny                       --                 --                 --                --


With respect to the options granted to the officers described immediately above:

                AGGREGATED OPTIONS EXERCISES IN LAST FISCAL YEAR
                            AND FY-END OPTION VALUES


                                                    NUMBER OF SECURITIES
                                                    UNDERLYING UNEXERCISED             VALUE OF UNEXERCISED IN
                SHARES                              OPTIONS AT FY-END (#)                THE MONEY OPTIONS
               ACQUIRED            VALUE        ----------------------------         ----------------------------
   NAME       ON EXERCISE         REALIZED      EXERCISABLE    UNEXERCISABLE         EXERCISABLE    UNEXERCISABLE
   ----       -----------         --------      -----------    -------------         -----------    -------------


 D.E. McGuire      0                  0            400,000           0                $  450,000         --

 J.K. McGuire      0                  0            200,000           0                $  391,500         --

 M.R. Donn         0                  0            200,000           0                $  200,000         --

 R.O. Baratta      0                  0            450,000           0                $  225,000         --

 S.R. Baratta      0                  0                  0           0                        --         --

 J.P. Odwazny      0                  0          1,080,000           0                $2,315,000         --


COMPENSATION OF DIRECTORS. The Company does not compensate members of the Board of Directors for their services in such capacity. The Company's shareholders adopted a 1999 Outside Directors Stock Option Plan at the annual meeting of shareholders on August 14, 1999. The plan created a pool of 500,000 (now 2,000,000) shares of Common Stock optionable in the discretion of the Board to directors of the Company who are not employed by the Company.

The following table shows all compensation paid to outside directors in 2000:


                                               CASH COMPENSATION                         SECURITY GRANTS
                                        -----------------------------        ----------------------------------------
                                                           CONSULTING          NUMBER           NUMBER OF SECURITIES
                     ANNUAL RETAINER     MEETING           FEE/OTHER             OF                 UNDERLYING
NAME                      FEE ($)        FEES ($)           FEES ($)          SHARES (#)          OPTIONS/SARS (#)
----                ----------------    --------           --------          ----------          ----------------
R.O. Baratta                 0             2000                 0             100,000                 250,000

J.P. Odwazny                 0             2000                 0                  --                       0

D.E. McGuire                 0                0                 0                  --                       0

W.A. Owens                   0                0                 0                  --                 500,000

J.E. Bares                   0             2000                 0                  --                       0

R.G. Buchanan                0                0                 0                  --                       0

J.M. Cousteau                0             2000                 0                  --                       0

F.R. Esposito                0             2000                 0                  --                 200,000

J.M. Gumersell               0                0                 0                  --                 200,000

G.G. Kuljian                 0             2000                 0                  --                 200,000

T.J. Lopez                   0                0                 0                  --                       0



The board of directors had one meeting during 2000.

STOCK PLAN. The Ultrastrip Systems, Inc. 2000 Long Term Incentive Program (the "Plan") adopted by the Company in August 2000 was designed to encourage selected employees of the Company to acquire a proprietary and vested interest in the growth and performance of the Company to generate an increased incentive to contribute to the Company's future success and prosperity, thus enhancing the value of the Company for the benefit of shareholders, and to enhance the Company's ability to attract and retain individuals of exceptional managerial talent upon whom, in large measure, the sustained progress, growth and profitability of the Company depends. The Plan fixed a total of 4,000,000 shares of common stock available for awards during its five-year term. The Plan provides that awards to employees who are, or are likely to be, "covered employees" under the Internal Revenue Code may be made subject to the achievement of certain performance goals in order for the compensation to such employees to qualify as "performance-based compensation" under the Code, and therefore be deductible for federal income tax purposes by the Company.

The Plan is discretionary and based on Company financial performance. It permits the granting of any or all of the following types of awards: (i) stock options, including incentive stock options under the Code, (ii) stock appreciation rights, in tandem with stock options or free-standing, (iii) restricted stock,
(iv) performance shares conditioned upon meeting performance criteria, and (v) other awards of stock or awards valued by reference to stock.

The Plan is administered by a committee of the Board of Directors comprised of "outside directors", as defined in the Code.

Item 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company has contractual arrangements with parties related to each of directors Bares, Buchanan, Cousteau and Lopez and Advisory Board Chairman Ransom. The Company has engaged in loan transactions with director McGuire and executive employee Grady.

Dr. Bares serves as the director of the National Robotics Engineering Consortium
(NREC) at Carnegie Mellon University. The Company and NREC have entered into a development agreement whereby NREC develops technologies based on the Company's original robotic stripping concept.

Mr. Buchanan serves as Managing Director of Wallem Shipmanagement Ltd. The Company and Wallem have entered into a strategic alliance pursuant to which Wallem provides marketing and management services to the Company for a fee and commission based on business generated.

Mr. Cousteau serves as the President of Ocean Futures Society, a non-profit organization that receives 2% of revenues generated by the Company pursuant to an agreement between the parties.

Retired Admiral Lopez serves as Chief Operating Officer of Brown & Root Services. The Company and Brown & Root Services have agreed to work together to convert shipyards throughout the world to the Company's robotic technologies.

Through his firm, D.M. Ransom Associates, Mr. Ransom provides international consulting services to the Company. The Company engaged Mr. Ransom's firm to seek investors and solicit potential clients in the Middle East and elsewhere as designated by the Company. Mr. Ransom is eligible to receive a commission for the business he generates for the Company, as well as a fixed sum when requested to travel on the Company's behalf.

Other than normal trade payables, the Company is indebted to Dennis and Jacqueline McGuire in the amount of $969,466 and Kevin Grady in the amount of $517,893 for sums they lent the Company over the course of 2000 and 2001. Such debt is payable upon demand. Although no interest is accruing on the debt, in the event that payment is not made within five days of demand, interest shall begin accruing at the prime rate.

Item 8.  DESCRIPTION OF SECURITIES

GENERAL. The Company has 100,000,000 authorized shares of Common Stock, $0.01 par value, 41,097,813 shares of which were issued and outstanding as of March 31, 2001, 1000 authorized shares of Series A Preferred Stock, 35 shares of which were issued and outstanding as of March 31, 2001, and 4000 authorized shares of Series B Preferred Stock, 981 of which were issued and outstanding as of March 31, 2001. There is no trading market for any of the shares. All outstanding shares of Common Stock, Series A Preferred Stock and Series B Preferred Stock are validly issued, fully paid and non-assessable.

CONVERSION OF PREFERRED STOCK. Holders of Series A Preferred Stock can convert their shares into shares of the Company's Common Stock at the rate of 24,000 common shares per each preferred share. The Series A Preferred Stock shall automatically be converted into Common Stock in the event of an underwritten initial public offering.

Holders of Series B Preferred Stock can convert their shares into shares of the Company's Common Stock at the rate of 835 common shares per each preferred share. The Series B Preferred Stock shall automatically be converted into Common Stock in the event of an underwritten initial public offering.

DIVIDENDS. The Company has never paid a dividend on its Common Stock and it currently intends to retain earnings for use in its business to finance operations and growth. Any future determination as to the distribution of cash dividends will depend upon the earnings and financial position of the Company at that time and such other factors as the Board of Directors may deem appropriate.

Holders of Preferred Stock are entitled to receive cumulative dividends in preference to holders of Common Stock. The holders of Series A Preferred Stock are entitled to receive cash dividends at $3750 per share, payable annually in arrears. The holders of Series B Preferred Stock are entitled to receive cash dividends at $250 per share, payable annually in arrears. Dividends accrue pro rata and are cumulative from the date of issuance of the shares and are payable to holders of record as they appear on the stock books of the Company.

The Series A Preferred Stock is senior as to dividends to the Series B Preferred Stock and the Common Stock. The Series B Preferred Stock is senior as to dividends to the Common Stock. If at any time the Company has failed to pay accrued and unpaid dividends first on the Series A Preferred Stock and then on the Series B Preferred Stock, the Company may not pay any other dividends. Whenever any accrued dividends are not paid in full on Series A or B Preferred Stock, all dividends declared thereon shall be paid ratably to the holders of such series.

LIQUIDATION PREFERENCE. In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series B Preferred Stock shall be entitled to receive $2500 per share plus any accrued and unpaid dividends and the Series A Preferred Stock shall be entitled to receive $25,000 per share plus any accrued and unpaid dividends.

The Series A Preferred Stock ranks senior to all other stock, which means that before any payment or distribution in liquidation is made to any of the Company's stock ranking junior as to liquidation rights (i.e. the Series B Preferred Stock and the Common Stock), the holders of Series A Preferred Stock shall receive their liquidation preference. The holders of Series A Preferred Stock followed by the holders of Series B Preferred Stock shall share ratably in the preferential amounts payable in liquidation on such series of stock in any distribution which is insufficient to pay in full the aggregate of the amounts payable thereon.

Neither a consolidation, merger or other business combination of the Company with or into another entity, nor a sale or transfer of all or part of the Company's assets, will be considered a liquidation.

REDEMPTION. The Company may redeem the Series B Preferred Stock at anytime at a redemption price of $3000 per share and the Series A Preferred Stock at anytime at a redemption price of $27,500 per share, plus accrued and unpaid dividends, if any, to the redemption date.

If fewer than all of the outstanding shares of Series A or B Preferred Stock is to be redeemed, the Company will select those to be redeemed ratably or by lot or in such other manner as the Board of Directors may determine. In the event that the Company has failed to pay accrued dividends on the Preferred Stock, it may not redeem any of the then outstanding shares of Preferred Stock until all such accrued and unpaid dividends and (except with respect to shares to be redeemed) the then current dividend shall have been paid in full.

Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of shares of the Preferred Stock to be redeemed at the holder's address shown on the stock transfer books of the Company. After the redemption date, unless there shall have been a default in payment of the redemption price, dividends will cease to accrue on the shares of Preferred Stock called for redemption and all rights of the holders of such shares will terminate, except the right to receive the redemption price without interest. The holders of Preferred Stock may redeem their shares, in whole or in part, at any time after June 30, 2002 or earlier in the event of a change in control of the Company at a redemption price of $25,000 per share of Series A Preferred Stock and $2500 per share of Series B Preferred Stock, plus accrued and unpaid dividends, if any, to the redemption date. A change in control means a transfer of greater than 50% of the shares of Common Stock of the Company.

VOTING RIGHTS. Each share of the Company's Common Stock entitles the holder thereof to one vote, either in person or by proxy, at all share-holder meetings. The holders of Common Stock are not permitted to vote their shares cumulatively; accordingly, the holders of more than 50 percent of the issued and outstanding shares of Common Stock can elect all of the directors of the Company. The holders of Series A and B Preferred Stock have no voting rights except as required by law.

                                     PART II

Item 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
         EQUITY AND OTHER SHAREHOLDER MATTERS

There is no established trading market for the Company's Common Stock. The Company has not paid any cash dividends and does not anticipate paying cash dividends in the foreseeable future. Payment of dividends is within the discretion of our Board of Directors, and will depend, among other factors, upon earnings, financial condition and capital requirements. The Company has approximately 1230 record holders of its Common Stock.

Item 2.  LEGAL PROCEEDINGS

The Company is not a party in any pending or, to its knowledge, threatened litigation.

Item 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None.

Item 4.  RECENT SALES OF UNREGISTERED SECURITIES

The Company issued 8,333,655 common shares to its founders in April 1998 for $83,337 in initial capital contributions of cash and services. During May and June 1998 it issued 218,056 common shares to a small group of investors who invested $71,050 in the aggregate in exempt isolated transactions. The Company conducted a private placement of Common Stock between June and November 1998 in which it issued 661,330 common shares, raising $661,330. Over the next 12 months the Company issued 41,500 common shares to a small group of investors who invested $58,750 in the aggregate in exempt isolated transactions. All common shares issued from inception of the Company through November 1999 were subject to a four-to-one stock split in November 1999. The Company again conducted a private placement of Common Stock between November 1999 and April 2000 in which it issued 753,250 common shares, raising $1,506,500. Since then, the Company has issued common shares to investors who have invested from time to time in exempt isolated transactions.

The Company conducted a private placement of Series A Preferred Stock between March and June 1999, raising $1,550,000. The Company conducted a private placement of Series B Preferred Stock between August and October 2000, raising $3,225,000.

Item 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or person controlling us pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and therefore is unenforceable.

                                    PART F/S

CONSOLIDATED FINANCIAL STATEMENTS FOR THE COMPANY FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999 (AUDITED) AND FOR THE QUARTER ENDED MARCH 31, 2001

                              ("F" PAGES TO COME)


                                    PART III

1.       INDEX TO EXHIBITS

EXHIBIT
NUMBER            EXHIBIT
------            -------

2.1               Articles of Incorporation, as amended

2.2               Bylaws

3.1               Certificate of Designation for the Series A Preferred Stock

3.2               Certificate of Designation for the Series B Preferred Stock

6.1               Employment Agreement - Scott R. Baratta

6.2               Employment Agreement - Jacqueline K. McGuire

6.3               Employment Agreement - John P. Odwazny

6.4               Employment Agreement - Michael R. Donn

6.5               Employment Agreement - Kevin P. Grady

6.6               Employment Agreement - Michael Cristoforo

6.7               Employment Agreement - Robert O. Baratta

6.8               Development Agreement with Carnegie Mellon University Robotics
                  Institute

6.9               Agreement for Robotic Coatings Removal with Wallem
                  Shipmanagement Ltd.

6.10              Consulting Agreement with T.A.S.T. Corporation

6.11              Consulting Agreement with D.M. Ransom Associates, Inc.

6.12              1999 Outside Directors Stock Option Plan

6.13              2000 Long Term Incentive Program

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       ULTRASTRIP SYSTEMS, INC.


                                       By: /s/ Robert O. Baratta
                                          -------------------------------------
                                             Robert O. Baratta, President

April 30, 2001

                            ULTRASTRIP SYSTEMS, INC.
                              FINANCIAL STATEMENTS
                             MARCH 31, 2001 AND 2000

                             BARRY I. HECHTMAN, P.A.
                          CERTIFIED PUBLIC ACCOUNTANTS

                                   MEMBERS OF:
                     FLORIDA AND AMERICAN INSTITUTE OF CPAS
                   PRIVATE COMPANIES AND SEC PRACTICE SECTIONS




8100 SW 81 DRIVE                                      TELEPHONE: (305) 270-0014
SUITE 210                                                   FAX: (305) 598-3695
MIAMI FLORIDA, 33143-6603                              EMAIL: BIHCPA123@AOL.COM

     To the Board of Directors of
     Ultrastrip Systems, Inc.

     We have compiled the accompanying balance sheets of Ultrastrip Systems, Inc. (a Florida corporation) as of March 31, 2001 and 2000, and the related statements of loss, stockholders' equity and cash flows for the three months then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

     A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 14 to the financial statements, under existing circumstances, there is substantial doubt about the ability of Ultrastrip Systems, Inc. to continue as a going concern at March 31, 2001. Management's plans in regard to that matter also are described in Note 15. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     /s/ Barry I Hechtman, P.A.
     ----------------------------
     Barry I Hechtman, P.A.

     April 25, 2001

                            ULTRASTRIP SYSTEMS, INC.
                                 BALANCE SHEETS
                                 MARCH 31, 2001

                                         2001           2000
                                      ----------     ----------

                           ASSETS

CURRENT ASSETS
  Cash & Cash Equivalents             $1,017,358     $  188,805
  Accounts Receivable                    659,800              0
  Prepaid Expenses                        48,717         12,903
                                      ----------     ----------
      TOTAL CURRENT ASSETS            $1,725,875     $  201,708


  NET PROPERTY AND EQUIPMENT           3,217,893      2,351,875

OTHER ASSETS:
  Deposits                                 6,839          9,066
  Patent, Net of Amortization          1,905,250      2,030,250
                                      ----------     ----------
    TOTAL OTHER ASSETS                 1,912,089      2,039,316
                                      ----------     ----------

TOTAL ASSETS                          $6,855,857      4,592,899
                                      ==========     ==========








                 See accompanying notes and accountants' report

                            ULTRASTRIP SYSTEMS, INC.
                                 BALANCE SHEETS
                                 MARCH 31, 2001

                                                     2001              2000
                                                 ------------      ------------

                          LIABILITIES AND
                        STOCKHOLDERS' EQUITY

LIABILITIES:
  Accounts Payable - Trade                       $    585,619      $     95,902
  Payroll Taxes Payable                                83,697            34,167
  Accrued Officer Wages                               186,643           152,177
  Loan Payable                                              0            75,000
  Note Payable - current portion                        9,438             4,244
                                                 ------------      ------------
      TOTAL CURRENT LIABILITIES                  $    865,397      $    361,490

LONG TERM DEBT:
  Loans Payable Shareholders                        1,223,483           517,893
  Notes Payable                                        99,821            86,029
                                                 ------------      ------------
      TOTAL LONG TERM DEBT                          1,323,304           603,922
                                                 ------------      ------------
      TOTAL LIABILITIES                          $  2,188,701      $    965,412


COMMITMENT AND CONTINGENCIES


STOCKHOLDERS' EQUITY
  Common Stock-$0.01 par value;
    100,000,000 shares authorized;
    41,097,813 and 39,291,176
    shares issued and outstanding
    March 31, 2001 and 2000                           410,978           392,912
  Series A Preferred Stock-$0.01
    par value; 200 shares
    authorized; 35 and 39 shares
    issued and outstanding
    March 31, 2001 and 2000                                 1                 1
  Series B Preferred Stock-$0.01
    par value; 4,000 shares
    authorized; 981 and 0 shares
    issued and outstanding
    March 31, 2001 and 2000                                10                 0
  Paid in Capital Surplus                          13,036,215         5,587,033
  Accumulated Deficit                              (8,780,048)       (2,352,459)
                                                 ------------      ------------
      TOTAL STOCKHOLDERS' EQUITY                    4,667,156         3,627,487
                                                 ------------      ------------

TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY                           $  6,855,857      $  4,592,899
                                                 ============      ============










                 See accompanying notes and accountants' report

                            ULTRASTRIP SYSTEMS, INC.
                               STATEMENTS OF LOSS
               FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000



                                      2001             2000
                                  -----------      -----------

SALES                             $   659,800      $         0

COST OF SALES                         324,572                0
                                  -----------      -----------

GROSS PROFIT                          335,228                0

OPERATING EXPENSES                  2,349,606          451,475

DEPRECIATION AND AMORTIZATION         211,250           88,750

                                  -----------      -----------

LOSS FROM OPERATIONS               (2,225,628)        (571,475)

INTEREST EXPENSE                        1,996            1,562

                                  -----------      -----------

LOSS BEFORE  TAXES                 (2,227,624)        (573,037)

PROVISION FOR INCOME TAXES
                                  -----------      -----------

NET LOSS                          ($2,227,624)     ($  573,037)
                                  ===========      ===========








                 See accompanying notes and accountants' report

                            ULTRASTRIP SYSTEMS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
       STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE THREE MONTHS
                       ENDED ENDED MARCH 31, 2001 AND 2000

                                        SERIES A CONVERTIBLE       SERIES B CONVERTIBLE
                                          PREFERRED STOCK            PREFERRED STOCK                  COMMON STOCK
                                           PAR VALUE $.01            PAR VALUE $.01                   PAR VALUE $.01
                                     ----------------------------------------------------------------------------------------

                                       SHARES        AMOUNT        SHARES         AMOUNT          SHARES          AMOUNT
                                     ----------------------------------------------------------------------------------------

Balance at January 1, 2000              49             1               --            --        38,539,876        385,399

Conversion of Preferred Stock          (10)           (0)                                         240,000          2,400

Common Stock Issued                                                                               511,300          5,113

Net Loss March 31, 2000
                                     ----------------------------------------------------------------------------------------

Balance at March 31, 2000               39             1               --           --         39,291,176        392,912

Conversion of Preferred Stock           (4)           (0)                                          96,000            960

Preferred Stock Issued                                              1,290           13

Conversion of Preferred Stock                                        (207)          (2)           172,845          1,728

Restricted, unregistered common
  stock issued for services                                                                       400,000          4,000

Common Stock Issued                                                                                67,012            670

Net Loss December 31, 2000
                                     ----------------------------------------------------------------------------------------

Balance at December 31, 2000            35             1            1,083           11         40,027,033        400,270

Conversion of Preferred Stock                                        (102)          (1)            85,170            852

Common Stock Issued                                                                               510,610          5,106

Restricted, unregistered common
  stock issued for services                                                                       475,000          4,750

Net Loss March 31, 2001
                                     ----------------------------------------------------------------------------------------

Balance at March 31, 2001               35             1              981           10         41,097,813        410,978









                                        ADDITIONAL                        TOTAL
                                         PAID-IN       ACCUMULATED    STOCKHOLDERS'
                                         CAPITAL         DEFICIT         EQUITY
                                    -------------------------------------------------

Balance at January 1, 2000              4,571,946     (1,779,422)       3,177,924

Conversion of Preferred Stock              (2,400)                             (0)

Common Stock Issued                     1,017,487                       1,022,600

Net Loss March 31, 2000                                 (573,037)        (573,037)
                                    -------------------------------------------------

Balance at March 31, 2000               5,587,033     (2,352,459)       3,627,487

Conversion of Preferred Stock                (960)                             (0)

Preferred Stock Issued                  3,224,987                       3,225,000

Conversion of Preferred Stock              (1,726)                             (0)

Restricted, unregistered common
  stock issued for services               796,000                         800,000

Common Stock Issued                       396,992                         397,662

Net Loss December 31, 2000                            (4,199,965)      (4,199,965)
                                    -------------------------------------------------

Balance at December 31, 2000           10,002,326     (6,552,424)       3,850,184

Conversion of Preferred Stock                (851)                             (0)

Common Stock Issued                     1,614,490                       1,619,596

Restricted, unregistered common
  stock issued for services             1,420,250                       1,425,000

Net Loss March 31, 2001                               (2,227,624)      (2,227,624)
                                    -------------------------------------------------

Balance at March 31, 2001              13,036,215     (8,780,048)       4,667,156

                 See Accompanying Notes and Accountants' Report

                            ULTRASTRIP SYSTEMS, INC.
                            STATEMENTS OF CASH FLOWS
               FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000


                                                        2001             2000
                                                    -----------      -----------
Cash flows from operating activities:
  Net Income (Loss)                                 ($2,227,624)     ($  573,037)
  Adjustments to reconcile net income to
    net cash utilized by operating
    activities:
    Depreciation and Amortization                       211,250           88,750
  Changes in operating assets and liabilities:
    Accounts Payable                                     35,769            2,873
    Payroll Taxes Payable                                 9,754            8,547
    Accrued Wages                                             0          (43,584)
    Accounts Receivable                                (659,800)               0
    Prepaid Expenses                                    (48,717)               0
    Deposits                                             (2,773)          (5,000)
    Stock issued in exchange for Services             1,425,000                0
                                                    -----------      -----------
  Net Cash Utilized by Operating Activities          (1,257,141)        (521,451)

Cash flows from investing activities:
    Purchase of Property, Plant & Equipment            (371,933)        (270,424)
                                                    -----------      -----------
  Net cash utilized by investing activities            (371,933)        (270,424)

Cash flows from financing activities:
    Origination of unrelated long term debt              24,913                0
    Repayment of unrelated long term debt                (3,971)          (4,009)
    Origination of related long term debt               705,590                0
    Repayment of related long term debt                       0          (97,881)
    Issuance of Preferred Stock                               0                0
    Issuance of Common Stock                          1,619,596        1,022,600
                                                    -----------      -----------
  Net cash provided from financing activities         2,346,128          920,710
                                                    -----------      -----------
Net Increase in Cash                                    717,054          128,835

Cash & Equivalents balance at beginning of year         300,304           59,970
                                                    -----------      -----------
Cash & Equivalents balance at December 31,            1,017,358          188,805
                                                    ===========      ===========
Non-cash Transactions:
  Stock issued as compensation                        1,425,000                0
                                                    ===========      ===========




               See Accompanying Notes and Accountants' Report

     ULTRASTRIP SYSTEMS, INC.
     NOTES TO FINANCIAL STATEMENTS
     MARCH 31, 2001 AND 2000

     NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

     This summary of significant accounting policies of Ultrastrip Systems, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

     COMPANY'S ACTIVITIES AND OPERATING CYCLE

     Ultrastrip Systems, Inc. (the "Company") was incorporated under the laws of the State of Florida on April 2, 1998.

     DEVELOPMENT STAGE

     The Company operated as a development stage enterprise from its inception to December 31, 2000 by devoting substantially all its efforts to the ongoing development of the Company. The Company commenced actual operations in March, 2001.

     NATURE OF BUSINESS

     The Company is engaged in contracting for the performance of paint stripping services to ship owners and dry docks. The Company also infrequently sells equipment to companies in the industry.

     CASH AND CASH EQUIVALENTS

     The Company considers cash and all highly liquid investments purchased with an original maturity of less than three months at the date of purchase to be cash equivalents.

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     Carrying amounts of certain of the Company's financial instruments including cash and cash equivalents, accounts receivable, notes receivable, and accrued liabilities approximate fair value because of their short maturities.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation is removed from the accounts and any gain or loss is included in the other expenses. Depreciation is calculated using straight-line and accelerated methods over the estimated useful lives of the respective assets.

     DESCRIPTION                            USEFUL LIFE
     -----------                            -----------

     Furniture & Fixtures                       7 Years
     Machinery & Equipment                      5 Years
     Office Equipment                           5 Years
     Automobile and Trucks                      5 Years
     Spare Parts                                5 Years
     Leasehold Improvements                    40 Years


     CONCENTRATIONS

     Cash and cash equivalents are, for the most part, maintained with several major financial institutions in the United States. The balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At March 31, 2001 and 2000 the Company's uninsured cash balance totaled $890,493 and $88,804 respectively.

     INCOME TAXES

     The Company accounts for income taxes using the asset and liability method as required by Statement of Financial Accounting Standards No. 109. Deferred income taxes are provided on temporary differences between book and tax income, arising primarily from the use of differing methods of recognition of start-up costs. An allowance is provided if it is more likely than not that the Company will not realize the benefits of a deferred tax asset.

     PATENT

     The Patent (see Note 3) is being amortized on a straight-line basis over sixteen and one-half (16.5) years. Total amortization for the periods ended March 31, 2001 and 2000 was $156,250 and $31,250.

     REVENUE RECOGNITION

     The Company utilizes the accrual method of accounting whereby revenue is recognized when earned and expenses are recogonized when incurred.

     ADVERTISING

     The Company conducts nondirect response advertising for the promotion of its products. These costs are expensed as incurred. Advertising costs for the periods ended March 31, 2001 and 2000 were $12,408 and 60,002 respectively.

     MARKETS AND ECONOMIC RISKS

     The Company's primary source of revenue is generated by providing paint stripping services to shipyards. Therefore, there is an inherent risk that changes in existing technology, worldwide environmental legislation, shipping operations and, changes in painting standards may affect the Company's operations. Also, the application of the technology by the Company is as yet untested in actual day to day operations. Therefore, there is also a risk that the actual operation of the technology in the field may differ from the results obtained under test conditions.

     COMPENSATED ABSENCES

     Employees of the Company are entitled to paid vacations, sick days and other time off depending on job classification, length of service and other factors. It is impractical to estimate the amount of compensation for future absences and, accordingly, is the Company's policy to recognize the costs of compensated absences when paid to the employees.

     NOTE 2 - PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost, maintenance and repairs are charged to operations. As of March 31, 2001 the Company has completed one robotic paint removal system which includes: two (2) paint stripping robots and all ancillary equipment necessary for their operation and transportation. The equipment was successfully tested and demonstrated to the general public during the 2nd quarter 2000. During the year ended December 31, 2000 a new version of the robotic system was built and the system previously constructed was scrapped for spare parts and written off as a loss on the disposal of fixed assets. The net book value of these assets included in the loss on the disposal of fixed assets was $214,134. A summary of property and equipment and the related depreciation expenses as of March 31, 2001 and 2000 is as follows:

                                                2001          2000
                                             -----------   -----------

     Furniture and fixtures                  $   271,943   $     6,383
     Machinery and equipment                   2,749,585     2,151,472
     Office equipment                             89,621        52,368
     Autos & trucks                              198,554       168,730
     Spare parts                                 615,519             0
     Leasehold improvements                      170,053        30,421
                                             -----------   -----------
                                               4,095,275     2,409,375
     Accumulated depreciation                   (877,381)      (57,500)
                                             -----------   -----------
                                             $ 3,217,894   $ 2,351,875
                                             ===========   ===========

     NOTE 3 - PATENT

     The Company exercised an option under the above agreement and acquired the Patent on December 17, 1999 from a related company The Company is amortizing the patent on a straight-line basis over its remaining estimated useful life (16.5 years). A summary of the acquisition cost and accumulated amortization at March 31, 2001 and 2000 is as follows:

                                                 2001          2000
                                            -----------   -----------

     Patent                                 $ 2,061,500   $ 2,061,500
     Accumulated amortization                  (156,250)      (31,250)
                                            -----------   -----------
                                            $ 1,905,250   $ 2,030,250
                                            ===========   ===========

     NOTE 4 - LOANS PAYABLE SHAREHOLDERS

     Loans payable shareholders consist of several, unsecured, non-interest bearing loans made by a shareholder. The loans are due on demand.

     NOTE 5 - NOTES PAYABLE

                                                 2001          2000
                                              ----------   -----------
     Installment notes payable to banks,
     aggregating $1,842 monthly including
     interest at 7.9% to 10.99%, secured by
     vehicles, final payment due July, 2009.  $  109,259   $    92,277

     Less Current Portion                         (9,438)       (4,244)
                                              ----------   -----------
                                              $   99,821   $    86,029
                                              ==========   ===========

     NOTE 6 - OPERATING LEASE

     The Company conducts it operations from leased facilities, under an operating lease expiring July, 2005.

     Lease rent expense for the periods ended March 31, 2001 and 2000 amounted to $15,073 and $6,581 including Florida rental use tax of 6.5%

     At March 31, 2001, future minimum lease payments and rent usage tax were as follows:

     For fiscal years ending December 31,

                   MINIMUM     RENTAL USE      GROSS
                     RENT         TAX          RENT
                   -------     ----------      -----

          2001      56,880        3,413        60,293
          2002      58,865        3,532        62,397
          2003      60,778        3,647        64,425
          2004      62,753        3,765        66,518
          2005      37,291        2,237        39,528
     Thereafter
                   -------       ------       -------
                   276,567       16,594       293,161
                   =======       ======       =======

     NOTE 7 - STOCK TRANSACTIONS

     COMPENSATION

     During the three months ended March 31, 2001, the Company issued 475,000 shares of restricted, unregistered common stock as part of the new compensation package for key employees. These issuances were valued at approximately $1,425,000 ($3 per share), which equals management's estimate of the fair market value of the services provided. The value of these issuances are reflected as a component of consulting fees in the 2001 income statement.

     During the year ended December 31, 2000, the Company issued 400,000 shares of restricted, unregistered common stock for services rendered by an unrelated company. These issuances were valued at approximately $800,000 ($2 per share), which equals management's estimate of the fair market value of the services provided. The value of these issuances are reflected as a component of the December 31, 2000 net loss in the statement of changes in stockholders' equity.

     PRIVATE OFFERING - COMMON STOCK

     During the period ended March 31, 2000, the Company conducted a private placement offering, received subscriptions for and, issued 511,300 shares of restricted, unregistered common stock. Total proceeds received related to the offering were approximately $1,022,600.

     ISOLATED ISSUANCES - COMMON STOCK

     During the period ended March 31, 2001, the Company issued 510,610 shares to a small group of investors who invested $1,619,596 in the aggregate in exempt, isolated transactions.

     STOCK WARRANTS

     During the period ended March 31, 2001 the Company had issued warrants for 4,000,000 shares of common stock at an exercise price of $3.00 per share.

     NOTE 8 - PREFERRED STOCK

     SERIES A

     The Company's Series A preferred stock provides annual dividends, at the rate of $3,750 per share, payable in cash, which are cumulative and have priority over dividends on the Series B preferred and common stock. Total estimated dividends in arrears at March 31, 2001 and 2000 were $216,563 and $120,937 respectively.

     Each share of Series A preferred is convertible into 24,000 shares of common stock at the holder's option. The Series A preferred shall automatically be converted into common stock in the event of an underwritten initial public offering. During the periods ended March 31, 2001 and 2000, -0- and 10 shares of Series A preferred stock were converted into -0- and 240,000 shares of common stock. The Series A preferred is redeemable at the option of the Company at $27,500 per share plus accrued and unpaid dividends. In the event of dissolution, the holders of Series A preferred shall be entitled to receive $25,000 per share, plus accrued dividends, prior to any distribution to holders of Series B preferred stock and the holders of common stock.

     SERIES B

     During the year ended December 31, 2000, the Company conducted a private placement offering, received subscriptions for and, issued 1290 shares of the Company's Series B preferred stock. Total proceeds received related to the offering were approximately $3,225,000. The Company's Series B preferred stock provides annual dividends, at the rate of $250 per share, payable in cash, which are cumulative and have priority over dividends on the common stock. Total estimated dividends in arrears at March 31, 2001 and 2000 was $204,375.

     Each share of Series B preferred is convertible into 835 shares of common stock at the holder's option. The Series B preferred shall automatically be converted into common stock in the event of an underwritten initial public offering. During the period ended March 31, 2001, 102 shares of Series B preferred stock were converted into 85,170 shares of common stock. The Series B preferred is redeemable at the option of the Company at $3,000 per share plus accrued and unpaid dividends. In the event of dissolution, the holders of Series B preferred shall be entitled to receive $3,000 per share, plus accrued dividends, prior to any distribution to holders of common stock.

     NOTE 9 - STOCK WARRANTS

     Warrants to acquire an aggregate of 15,993,800 shares of the Company's common stock were outstanding at March 31, 2001, held by related and unrelated parties at prices ranging from $0.625 to $3.00 per share. The warrants are exercisable as follows:

     EXPIRATION                NUMBER OF SHARES     PRICE PER SHARE
     ----------                ----------------     ---------------

     2001                         7,793,800        $0.625 to $1.875
     2002                         1,200,000        $1.875
     2003                         1,100,000        $3.000
     2004                           300,000        $3.000
     2005                         2,300,000        $2.000 to $3.000
     2006                         2,200,000        $3.000
     2007                           800,000        $3.000
     2010                           300,000        $3.000
                                 ----------
                                 15,993,800
                                 ==========

     Some of the warrants also have stock appreciation rights allowing the warrant holder to receive an amount of shares which is determined by a multiple of increase in the value of a share of the issuing corporation's stock on the exercise date over the value of a share of the stock on the date the warrant is issued. Currently, the warrant holders are entitled to receive 6,722,625 shares of common stock at no cost to themselves if they choose to exercise the appreciation rights.

     NOTE 10 - INCOME TAXES

     For financial reporting purposes, a valuation allowance of $1,338,570 has been recognized to offset the net deferred tax assets related to these carryforwards and other deferred tax assets since realization of any portion of the Company's deferred tax asset is not considered to be more likely than not.

     Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets for the periods ended March 31, 2001 and 2000 are as follows:

                                                2001          2000
                                            -----------    ----------

     Deferred tax assets:
      Net operating loss carryforwards      $  802,624     $ 114,607

     Total deferred tax assets
      Valuation allowance for deferred
        tax assets                            (802,624)     (114,607)
                                            -----------    ----------
                                            $        0     $       0
                                            ===========    ==========

     NOTE 11 - RESEARCH AND DEVELOPMENT

     Research and development cost related to both future and present products are charged to operations as incurred. The Company recognized research and development costs of $108,330 and $0 for the periods ended March 31, 2001 and 2000 respectively.

     NOTE 12 - RELATED PARTY TRANSACTIONS

     COMPENSATION ARRANGEMENTS

     In February 2001 the Company entered into new compensation agreements with ten (10) officers and directors of operations. The minimum annual wages payable under these agreements is $1,150,000 in the aggregate. Under these agreements, in addition to wages, the afore-mentioned employees are entitled to receive 725,000 shares of common stock in the aggregate of which 475,000 were issued and the remainder are to be issued in the second quarter.

     SHAREHOLDER LOANS

     The Company received loans from a majority shareholder and officer of the Company totaling of $705,590 in 2001 in order to finance the acquisition of equipment and the start of operations. The loans are unsecured, non-interest bearing and, due upon demand.

     NOTE 13 - COMMITMENTS AND CONTINGENCIES

     ENVIRONMENTAL REGULATION

     Substantially all of the Company's operations are devoted to the removal of paint, the disposal of which is regulated by various federal, state and international laws. Compliance with these provisions has not had, nor does the Company expect to have, any material affect upon the capital expenditures, net income, financial condition or competitive position of the Company. The Company only contracts for the removal of paint, and places the burden of disposal on the contractee, thereby assuming no responsibility for compliance with these regulations.

     NOTE 14 - GOING CONCERN

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company did not begin actual operations until March, 2001 and there is no assurance that the Company will realize a profit in the current year. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's intention to seek additional capital through private and public offerings until revenues from operations are sufficient to support the Company's expenses incurred in the normal course of business.

                            ULTRASTRIP SYSTEMS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                              FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

                             BARRY I. HECHTMAN, P.A.
                          CERTIFIED PUBLIC ACCOUNTANTS

                                   MEMBER OF:
                     FLORIDA AND AMERICAN INSTITUTE OF CPAS
                   PRIVATE COMPANIES AND SEC PRACTICE SECTIONS




8100 SW 81 DRIVE                                      TELEPHONE: (305) 270-0014
SUITE 210                                                   FAX: (305) 598-3695
MIAMI FLORIDA, 33143-6603                              EMAIL: BIHCPA123@AOL.COM

                          INDEPENDENT AUDITOR'S REPORT

     To the Board of Directors of
     Ultrastrip Systems, Inc.

     We have audited the accompanying balance sheets of Ultrastrip Systems, Inc. (a Florida corporation) as of December 31, 2000 and 1999, and the related statements of loss, stockholders equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ultrastrip Systems, Inc. as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 15 to the financial statements, under existing circumstances, there is substantial doubt about the ability of Ultrastrip Systems, Inc. to continue as a going concern at December 31, 2000. Management's plans in regard to that matter also are described in Note 15. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



     /s/ Barry I Hechtman, P.A.
     ----------------------------------
     Barry I Hechtman, P.A.

     March 15, 2001

                            ULTRASTRIP SYSTEMS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS
                                DECEMBER 31, 2000

                                                 2000           1999
                                             ----------     ----------

                                  ASSETS

CURRENT ASSETS
  Cash & Cash Equivalents                    $  300,304     $   59,970
  Prepaid Expenses                                    0         12,903
                                             ----------     ----------
      TOTAL CURRENT ASSETS                   $  300,304     $   72,873


  NET PROPERTY AND EQUIPMENT                  3,025,961      2,138,951

OTHER ASSETS:
  Deposits                                        4,066          4,066
  Patent, Net of Amortization                 1,936,500      2,061,500
                                             ----------     ----------
    TOTAL OTHER ASSETS                        1,940,566      2,065,566
                                             ----------     ----------
TOTAL ASSETS                                 $5,266,831     $4,277,390
                                             ==========     ==========





                 See accompanying notes and accountants' report

                            ULTRASTRIP SYSTEMS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS
                                DECEMBER 31, 2000


                                                        2000              1999
                                                    ------------      ------------

                             LIABILITIES AND
                           STOCKHOLDERS' EQUITY


LIABILITIES:
  Accounts Payable - Trade                          $    549,851      $     93,029
  Payroll Taxes Payable                                   73,943            25,620
  Accrued Officer Wages                                  186,643           195,761
  Loans Payable                                                0            75,000
  Note Payable - current portion                           9,438             4,244
                                                    ------------      ------------
      TOTAL CURRENT LIABILITIES                     $    819,875      $    393,654

LONG TERM DEBT:
  Loans Payable Shareholders                             517,893           615,774
  Notes Payable                                           78,879            90,038
                                                    ------------      ------------
      TOTAL LONG TERM DEBT                               596,772           705,812
                                                    ------------      ------------
      TOTAL LIABILITIES                             $  1,416,647      $  1,099,466


COMMITMENT AND CONTINGENCIES


STOCKHOLDERS' EQUITY
  Common Stock-$0.01 par value;
    100,000,000 shares authorized;
    40,062,761 and 38,539,876
    shares issued and outstanding
    December 31, 2000 and 1999                           400,270           385,399
  Series A Preferred Stock-$0.01
    par value; 200 shares
    authorized; 35 and 47 shares
    issued and outstanding
    December 31, 2000 and 1999                                 1                 1
  Series B Preferred Stock-$0.01
    par value; 4,000 shares
    authorized; 1,205 and 0 shares
    issued and outstanding
    December 31 2000 and 1999                                 11                 0
  Paid in Capital Surplus                             10,002,326         4,571,946
  Deficit Accumulated During the
    Development Stage                                 (6,552,424)       (1,779,422)
                                                    ------------      ------------
      TOTAL STOCKHOLDERS' EQUITY                       3,850,184         3,177,924
                                                    ------------      ------------
TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY                              $  5,266,831      $  4,277,390
                                                    ============      ============



                 See accompanying notes and accountants' report

                            ULTRASTRIP SYSTEMS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                               STATEMENTS OF LOSS
                  FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2000


                                      2000              1999
                                  ------------      ------------

SALES                             $     30,076      $          0

COST OF SALES                           29,766                 0
                                  ------------      ------------

GROSS PROFIT                               310                 0

OPERATING EXPENSES                   3,328,732           848,266

DEPRECIATION AND AMORTIZATION          822,381                 0

OFFICER SALARIES                       390,000           417,725
                                  ------------      ------------

LOSS FROM OPERATIONS                (4,540,803)       (1,265,991)

INTEREST EXPENSE                        18,065             6,248

LOSS FROM DISPOSED ASSETS              214,134                 0
                                  ------------      ------------

LOSS BEFORE TAXES                   (4,773,002)       (1,272,239)

PROVISION FOR INCOME TAXES
                                  ------------      ------------

NET LOSS                          ($ 4,773,002)     ($ 1,272,239)
                                  ============      ============

NET LOSS PER SHARE                ($     .1202)     ($     .1073)
                                  ============      ============

WEIGHTED AVERAGE COMMON
  SHARES OUTSTANDING                39,724,685        11,767,813
                                  ============      ============







                 See accompanying notes and accountants' report

                            ULTRASTRIP SYSTEMS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999



                                        SERIES A CONVERTIBLE        SERIES B CONVERTIBLE
                                          PREFERRED STOCK             PREFERRED STOCK               COMMON STOCK
                                           PAR VALUE $.01              PAR VALUE $.01              PAR VALUE $.01
                                     ------------------------------------------------------------------------------------

                                       SHARES        AMOUNT        SHARES         AMOUNT        SHARES        AMOUNT
                                     ------------------------------------------------------------------------------------
Balance at January 1, 1999                  --           --           --             --      9,224,495        92,245

 Restricted, Unregistered Common
    Stock issued for Services                                                                   41,000           410

Preferred Stock Issued                      62            1

Common Stock Issued                                                                             41,474           415

Conversion of Preferred Stock              (13)          (0)                                    78,000           780
                                     ------------------------------------------------------------------------------------
Totals prior to stock split                 49            1                                  9,384,969        93,850

Stock Split (4 for 1)                                                                       28,154,907       281,549

Purchase of Patent                                                                           1,000,000        10,000

Net Loss December 31, 1999
                                     ------------------------------------------------------------------------------------

Balance at December 31, 1999                49            1                                 38,539,876       385,399

Conversion of Preferred Stock              (14)          (0)                                   336,000         3,360

Preferred Stock Issued                                           1,290               13

Conversion of Preferred Stock                                     (207)              (2)       172,845         1,728

 Restricted, Unregistered Common
    Stock issued for Services                                                                  400,000         4,000

Common Stock Issued                                                                            578,312         5,783

Net Loss December 31, 2000
                                     ------------------------------------------------------------------------------------
Balance at December 31, 2000                35            1    1,083                 11     40,027,033       400,271







                                        ADDITIONAL                         TOTAL
                                          PAID-IN        ACCUMULATED   STOCKHOLDERS'
                                          CAPITAL          DEFICIT         EQUITY
                                     --------------------------------------------------
Balance at January 1, 1999                 843,417        (517,314)        418,348

 Restricted, Unregistered Common
    Stock issued for Services              170,560                         170,970

Preferred Stock Issued                   1,549,999                       1,550,000

Common Stock Issued                        300,299                         300,714

Conversion of Preferred Stock                 (780)                             --
                                     --------------------------------------------------
Totals prior to stock split              2,863,495        (517,314)      2,440,032

Stock Split (4 for 1)                     (281,549)                             --

Purchase of Patent                       1,990,000                       2,000,000

Net Loss December 31, 1999                              (1,262,108)     (1,262,108)
                                     --------------------------------------------------

Balance at December 31, 1999             4,571,946      (1,779,422)      3,177,924

Conversion of Preferred Stock               (3,360)                             (0)

Preferred Stock Issued                   3,224,987                       3,225,000

Conversion of Preferred Stock               (1,726)                             (0)

 Restricted, Unregistered Common
    Stock issued for Services              796,000                         800,000

Common Stock Issued                      1,414,479                       1,420,262

Net Loss December 31, 2000                              (4,773,002)     (4,773,002)
                                     --------------------------------------------------
Balance at December 31, 2000            10,002,326      (6,552,424)      3,850,184





                 See accompanying notes and accountants' report

                            ULTRASTRIP SYSTEMS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                                                  2000             1999
                                                                              -----------      -----------
Cash flows from operating activities:
  Net Income (Loss)                                                           ($4,773,002)     ($1,262,108)
  Adjustments to reconcile net income to
    net cash utilized by operating activities:
    Depreciation and Amortization                                                 822,381                0

  Changes in operating assets and liabilities:
    Accounts Payable                                                              456,813           87,018
    Payroll Taxes Payable                                                          48,323           10,019
    Accrued Wages                                                                  (9,409)         195,761
    Escrow Receivable                                                                   0          116,184
    Prepaid Expenses                                                               12,903          (12,903)
    Deposits                                                                            0           (4,066)
    Stock issued in exchange for Services                                         800,000          170,970
                                                                              -----------      -----------
  Net Cash Utilized by Operating Activities                                    (2,641,991)        (699,125)

Cash flows from investing activities:
    Purchase of Intangible Property                                                     0          (61,500)
    Purchase of Property, Plant & Equipment                                    (1,584,391)      (1,839,559)
                                                                              -----------      -----------
  Net cash utilized by investing activities                                    (1,584,391)      (1,901,059)

Cash flows from financing activities:
    Origination of unrelated short term debt                                      (75,000)          75,000
    Origination of unrelated long term debt                                             0           96,120
    Repayment of unrelated long term debt                                          (5,665)          (1,837)
    Origination of related long term debt                                               0          615,774
    Repayment of related long term debt                                           (97,881)               0
    Issuance of Preferred Stock                                                 3,225,000        1,550,000
    Issuance of Common Stock                                                    1,420,262          300,713
                                                                              -----------      -----------
  Net cash provided from financing activities                                   4,466,716        2,635,770
                                                                              -----------      -----------
Net Increase in Cash                                                              240,334           35,586

Cash & Equivalents balance at beginning of year                                    59,970           24,384
                                                                              -----------      -----------
Cash & Equivalents balance at December 31,                                        300,304           59,970
                                                                              ===========      ===========
Non-cash Transactions:
  Acquisition of patent through issuance of stock                                       0        2,000,000
  Stock issued in exchange for services                                           800,000          170,970
                                                                              ===========      ===========

                 See accompanying notes and accountants' report

     ULTRASTRIP SYSTEMS, INC.
     (A DEVELOPMENT STAGE COMPANY)
     NOTES TO FINANCIAL STATEMENTS

     DECEMBER 31, 2000

     NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

     This summary of significant accounting policies of Ultrastrip Systems, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

     COMPANY'S ACTIVITIES AND OPERATING CYCLE

     Ultrastrip Systems, Inc. (the "Company") was incorporated under the laws of the State of Florida on April 2, 1998.

     DEVELOPMENT STAGE

     The Company has operated as a development stage enterprise since its inception by devoting substantially all its efforts to the ongoing development of the Company.

     NATURE OF BUSINESS

     The Company is engaged in contracting for the performance of paint stripping services to ship owners and dry docks. The Company also infrequently sells equipment to companies in the industry.

     CASH AND CASH EQUIVALENTS

     The Company considers cash and all highly liquid investments purchased with an original maturity of less than three months at the date of purchase to be cash equivalents.

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     Carrying amounts of certain of the Company's financial instruments including cash and cash equivalents, accounts receivable, notes receivable, and accrued liabilities approximate fair value because of their short maturities.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation is removed from the accounts and any gain or loss is included in the other expenses. Depreciation is calculated using straight-line and accelerated methods over the estimated useful lives of the respective assets.

     DESCRIPTION                            USEFUL LIFE
     -----------                            -----------

     Furniture & Fixtures                       7 Years
     Machinery & Equipment                      5 Years
     Office Equipment                           5 Years
     Automobile and Trucks                      5 Years
     Spare Parts                                5 Years
     Leasehold Improvements                    40 Years


     CONCENTRATIONS

     Cash and cash equivalents are, for the most part, maintained with several major financial institutions in the United States. The balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2000 and 1999 the Company's uninsured cash balance totaled $198,992 and $0 respectively.

     INCOME TAXES

     The Company accounts for income taxes using the asset and liability method as required by Statement of Financial Accounting Standards No. 109. Deferred income taxes are provided on temporary differences between book and tax income, arising primarily from the use of differing methods of recognition of start-up costs. An allowance is provided if it is more likely than not that the Company will not realize the benefits of a deferred tax asset.

     PATENT

     The Patent (see Note 3) is being amortized on a straight-line basis over sixteen and one-half (16.5) years. Total amortization for the years ended December 31, 2000 and 1999 was $125,000 and $0.

     REVENUE RECOGNITION

     Revenue recognized in the current period was derived from the sale of equipment.

     ADVERTISING

     The Company conducts nondirect response advertising for the promotion of its products. These costs are expensed as incurred. Advertising costs for the years ended December 31, 2000 and 1999 were $138,805 and 117,622 respectively.

     MARKETS AND ECONOMIC RISKS

     The Company's primary source of revenue is generated by providing paint stripping services to shipyards. Therefore, there is an inherent risk that changes in existing technology, worldwide environmental legislation, shipping operations and, changes in painting standards may affect the Company's operations. Also, the application of the technology by the Company is as yet untested in actual day to day operations. Therefore, there is also a risk that the actual operation of the technology in the field may differ from the results obtained under test conditions.

     COMPENSATED ABSENCES

     Employees of the Company are entitled to paid vacations, sick days and other time off depending on job classification, length of service and other factors. It is impractical to estimate the amount of compensation for future absences and, accordingly, is the Company's policy to recognize the costs of compensated absences when paid to the employees.

     NOTE 2 - PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost, maintenance and repairs are charged to operations. As of December 31, 2000 the Company has completed one robotic paint removal system which includes: two (2) paint stripping robots and all ancillary equipment necessary for their operation and transportation. The equipment was successfully tested and demonstrated to the general public during the 2nd quarter 2000. During the year ended December 31, 2000 a new version of the robotic system was built and the system previously constructed was scrapped for spare parts and written off as a loss on the disposal of fixed assets. The net book value of these assets included in the loss on the disposal of fixed assets was $214,134. A summary of property and equipment and the related depreciation expenses is as follows:

                                                   2000          1999
                                                   ----          ----

     Furniture and fixtures                  $   264,946   $     6,383
     Machinery and equipment                   2,428,526     1,884,297
     Office equipment                             76,767        49,120
     Autos & trucks                              168,730       168,730
     Spare parts                                 615,519             0
     Leasehold improvements                      168,854        30,421
                                             -----------   -----------
                                               3,723,342     2,138,951
     Accumulated depreciation                   (697,381)            0
                                             -----------   -----------
                                             $ 3,025,961   $ 2,138,951
                                             ===========   ===========

     NOTE 3 - PATENT

     The Company exercised an option and acquired the Patent on December 17, 1999 from a related company (see Note 11). The Company is amortizing the patent on a straight-line basis over its remaining estimated useful life (16.5 years). A summary of the acquisition cost and accumulated amortization is as follows:

                                                2000          1999
                                            -----------   -----------

     Patent                                 $ 2,061,500   $ 2,061,500
     Accumulated amortization                  (125,000)            0
                                            -----------   -----------
                                            $ 1,943,500   $ 2,061,500
                                            ===========   ===========

     NOTE 4 - LOANS PAYABLE SHAREHOLDERS

     Loans payable shareholders consist of several, unsecured, non-interest bearing loans made by a shareholder. The loans are due on demand.

     NOTE 5 - NOTES PAYABLE

                                                  2000          1999
                                              ----------   -----------
     Installment notes payable to banks,
     aggregating $1,336 monthly including
     interest at 10.99%, secured by
     trucks, final payment due July, 2009.    $   88,317   $    94,282

     Less Current Portion                         (9,438)       (4,244)
                                              ----------   -----------
                                              $   78,879   $    90,038
                                              ==========   ===========

     NOTE 6 - OPERATING LEASE

     The Company conducts it operations from leased facilities, under an operating lease expiring July, 2005.

     Lease rent expense for the years ended December 31, 2000 and 1999 amounted to $32,118 and $13,823 including Florida rental use tax of 6.5%

     At December 31, 2000, future minimum lease payments and rent usage tax were as follows:

     For fiscal years ending December 31,

                   MINIMUM     RENTAL USE      GROSS
                     RENT         TAX          RENT
                   -------     ----------      -----

          2001      56,880        3,413        60,293
          2002      58,865        3,532        62,397
          2003      60,778        3,647        64,425
          2004      62,753        3,765        66,518
          2005      37,291        2,237        39,528
     Thereafter
                   -------       ------       -------
                   276,567       16,594       293,161
                   =======       ======       =======

     NOTE 7 - STOCK TRANSACTIONS

     COMPENSATION

     During the year ended December 31, 1999, the Company issued 41,000 (164,000 shares post split) shares of restricted, unregistered common stock for services rendered in the offering of the Series A convertible preferred stock. These issuances were valued at approximately $170,970 ($4.17 per share), which equals management's estimate of the fair market value of the services provided. The value of these issuances are reflected as a component of consulting fees in the 1999 income statement.

     During the year ended December 31, 2000, the Company issued 400,000 shares of restricted, unregistered common stock to an unrelated company for services rendered. These issuances were valued at approximately $800,000 ($2 per share), which equals management's estimate of the fair market value of the services provided. The value of these issuances are reflected as a component of consulting fees in the 2000 income statement.

     PRIVATE OFFERING - COMMON STOCK

     During the year ended December 31, 1999, the Company conducted a private placement offering and received subscriptions for and issued 41,474 (165,896 shares post split) shares of restricted, unregistered common stock as of December 31, 1999. Total proceeds received related to the offering were approximately $300,713.

     AUTHORIZATION OF ADDITIONAL SHARES AND STOCK SPLIT

     In November, 1999 the Board of Directors authorized an amendment to the Company's charter to increase the number of shares of common stock from 40,000,000 to 100,000,000 and authorized a stock split so that each one share of common stock outstanding became four shares of common stock outstanding. Prior to the split 40,000,000 shares were authorized, 9,384,689 common shares were issued and outstanding. Subsequent to the stock split 100,000,000 common shares were authorized and 37,538,756 shares were issued and outstanding.

     PURCHASE OF PATENT

     The Company acquired from Amclean, Inc. (a related corporation) the patent for the robotic hydrostripper for 1,000,000 shares of restricted common stock (See NOTE 11). The acquisition was subsequent to the stock split and was valued at $2 per share for a total purchase price of $2,000,000 at the date of acquisition.

     PRIVATE OFFERING - COMMON STOCK

     During the year ended December 31, 2000, the Company conducted a private placement offering, received subscriptions for and, issued 711,776 shares of restricted, unregistered common stock. Total proceeds received related to the offering were approximately $1,423,552.

     ISOLATED ISSUANCES - COMMON STOCK

     During the year ended December 31, 2000, the Company issued 273,834 shares to a small group of investors who invested $796,710 in the aggregate in exempt, isolated transactions.

     NOTE 8 - PREFERRED STOCK

     SERIES A

     During the year ended December 31, 1999, the Company conducted a private placement offering, received subscriptions for and, issued 62 shares of the Company's Series A preferred stock. Total proceeds received related to the offering were approximately $1,550,000. The Company's Series A preferred stock provides annual dividends, at the rate of $3,750 per share, payable in cash, which are cumulative and have priority over dividends on the Series B preferred and common stock. Total estimated dividends in arrears at December 31, 2000 and 1999 were $183,750 and $88,125 respectively.

     Each share of Series A preferred is convertible into 24,000 (post-split) shares of common stock at the holder's option. The Series A preferred shall automatically be converted into common stock in the event of an underwritten initial public offering. During the years ended December 31, 2000 and 1999, 14 and 13 shares of Series A preferred stock were converted into 336,000 and 312,000 (post-split) shares of common stock. The Series A preferred is redeemable at the option of the Company at $27,500 per share plus accrued and unpaid dividends. In the event of dissolution, the holders of Series A preferred shall be entitled to receive $25,000 per share, plus accrued dividends, prior to any distribution to holders of Series B preferred stock and the holders of common stock.

     SERIES B

     During the year ended December 31, 2000, the Company conducted a private placement offering, received subscriptions for and, issued 1290 shares of the Company's Series B preferred stock. Total proceeds received related to the offering were approximately $3,225,000. The Company's Series B preferred stock provides annual dividends, at the rate of $250 per share, payable in cash, which are cumulative and have priority over dividends on the common stock. Total estimated dividends in arrears at December 31, 2000 was $126,000.

     Each share of Series B preferred is convertible into 835 shares of common stock at the holder's option. The Series B preferred shall automatically be converted into common stock in the event of an underwritten initial public offering. During the year ended December 31, 2000, 207 shares of Series B preferred stock were converted into 172,845 shares of common stock. The Series B preferred is redeemable at the option of the Company at $3,000 per share plus accrued and unpaid dividends. In the event of dissolution, the holders of Series A preferred shall be entitled to receive $3,000 per share, plus accrued dividends, prior to any distribution to holders of common stock.

     NOTE 9 - STOCK WARRANTS

     Warrants to acquire an aggregate of 12,043,800 shares of the Company's common stock were outstanding at December 31, 2000, held by related and unrelated parties at prices ranging from $0.625 to $3.00 per share. The warrants are exercisable as follows:

     EXPIRATION                NUMBER OF SHARES     PRICE PER SHARE
     ----------                ----------------     ---------------
     2001                         7,843,800        $0.625 to $1.875
     2002                         1,200,000        $1.875
     2003                           900,000        $3.000
     2005                         2,100,000        $2.000
                                 ----------
                                 12,043,800
                                 ==========

     The warrants also have stock appreciation rights allowing the warrant holder to receive an amount of shares which is determined by a multiple of increase in the value of a share of the issuing corporation's stock on the exercise date over the value of a share of the stock on the date the warrant is issued. Currently, the warrant holders are entitled to receive 6,722,625 shares of common stock at no cost to themselves if they choose to exercise the appreciation rights.

     The Company issued additional warrants from January 1, 2001 to the date of the audit report (see Note 14 - Subsequent Events).

     NOTE 10 - INCOME TAXES

     For financial reporting purposes, a valuation allowance of $1,223,963 has been recognized to offset the net deferred tax assets related to these carryforwards and other deferred tax assets since realization of any portion of the Company's deferred tax asset is not considered to be more likely than not.

     Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                2000          1999
                                            -----------    ----------
     Deferred tax assets:
      Net operating loss carryforwards      $1,007,808     $ 215,930

     Total deferred tax assets
      Valuation allowance for deferred
        tax assets                          (1,007,808)     (215,930)
                                            -----------    ----------
                                            $        0     $       0
                                            ===========    ==========

     NOTE 11 - RESEARCH AND DEVELOPMENT

     Research and development cost related to both future and present products are charged to operations as incurred. The Company recognized research and development costs of $1,013,291 and $0 in 2000 and 1999 respectively.

     NOTE 12 - RELATED PARTY TRANSACTIONS

     COMPENSATION ARRANGEMENTS

     The Company had entered into agreements with shareholders to provide services. Amounts paid under these agreements for the years ended December 31, 2000 and 1999 Are as follows:

                                     2000             1999
                                  ----------        ---------

     Consulting fees              $  413,825        $  84,893
     Officer salaries                399,118          219,464
                                  ----------        ---------
                                  $  812,943        $ 304,357
                                  ==========        =========

     ROYALTY AGREEMENTS AND PURCHASE OF PATENT

     The Company had entered into an option to purchase assets and licensing agreement with a related corporation concerning the use and ownership of U.S. Patent No. 5,628,271 issued on May 13, 1997 entitled Apparatus and Method for Removing Coatings from the Hulls of Vessels using Ultra-high Pressure Water (the "Patent"). Under the terms of the agreement, the Company was to pay $50,000 for each paint stripping robot produced. The amounts paid under the agreement were capitalized by the Company. Total payments made to date under the agreement were $161,500 which included royalties for the two robots completed and payments for anticipated robots prior to the purchase of the Patent.

     The Company exercised an option under the above agreement and acquired the Patent on December 17, 1999. The Patent was acquired through the issuance of 1,000,000 shares of restricted common stock of the Company in exchange for ownership of the Patent and all rights pertaining to the Patent holder. The value of the shares on the acquisition date was estimated by management to be $2.00 per share for a total purchase price of $2,000,000 based upon the selling price of the stock at the time of the sale.

     NOTE 13 - COMMITMENTS AND CONTINGENCIES

     ENVIRONMENTAL REGULATION

     Substantially all of the Company's operations are devoted to the removal of paint, the disposal of which is regulated by various federal, state and international laws. Compliance with these provisions has not had, nor does the Company expect to have, any material affect upon the capital expenditures, net income, financial condition or competitive position of the Company. The Company only contracts for the removal of paint, and places the burden of disposal on the contractee, thereby assuming no responsibility for compliance with these regulations.

     NOTE 14 - SUBSEQUENT EVENTS

     COMMENCEMENT OF OPERATIONS

     The Company began operations in March, 2001 when they commenced work under their first contract with the United States Naval Department.

     RELATED PARTY TRANSACTIONS

     The Company received loans from a majority shareholder and officer of the Company totaling of $710,823 between January 1 and the date of the audit report in order to finance the acquisition of equipment and the start of operations. The loans are unsecured, non-interest bearing and, due upon demand.

     STOCK WARRANTS

     During the period from January 1, 2001 to the date of the audit report the Company had issued warrants for 4,000,000 shares of common stock at an exercise price of $3.00 per share.

     COMPENSATION ARRANGEMENTS

     The Company entered into new compensation agreements with ten (10) officers and directors of operations. The minimum annual wages payable under these agreements is $1,150,000 in the aggregate. Under these agreements, in addition to wages, the aforementioned employees are entitled to receive 705,000 shares of common stock in the aggregate. As of the date of the audit report this stock has not been issued.

     NOTE 15 - GOING CONCERN

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, as discussed in Note 14, the Company did not begin actual operations until March, 2001 and there is no assurance that the Company will realize a profit in the current year. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's intention to seek additional capital through private offerings until revenues from operations are sufficient to support the Company's expenses incurred in the normal course of business.